SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2016

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Half Yearly Financial Report 2016

Santander UK plc

PART OF THE SANTANDER GROUP

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Santander UK plc

Half Yearly Financial Report 2016

2	Introduction

4	Financial review

18	Risk review

57	Governance

60	Financial statements

84	Shareholder information

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.

None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2016 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.

Half Yearly Financial Report 2016

Introduction

Introduction

The Company sets out in this report a fair review of its business and a description of its principal risks and uncertainties, including a balanced and comprehensive analysis of the development and performance of the business in the first half of the year and of its position at the end of the period.

Principal activities and business review

Santander UK plc (the Company) and its subsidiaries (collectively, Santander UK or the Santander UK group) is a major financial services provider, offering a wide range of personal financial products and services, and is a growing participant in the corporate banking market. The Company is authorised and regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA).

Economic environment

The UK economy has entered a period of significant uncertainty. Santander UK is well prepared to serve the needs of our retail and business customers as they steer their way through the opportunities and challenges ahead.

The UK banking sector is facing some serious headwinds as the economy deals with external pressures in the short and medium term. In addition, against the backdrop of large scale regulatory change already underway, the sector has to navigate the loss of regulatory certainty as the UK negotiates new trade relationships with the European Union.

The economic backdrop for most of the first half of the year continued to be positive and largely supportive of our business. The UK referendum on EU membership on 23 June 2016 marked the end of a period of relative stability for the UK banking sector.

With GDP growth of about 2% in the first half of 2016, the UK economy has grown for 13 consecutive quarters. Despite recent market volatility, concerns about economic uncertainty and some headwinds from slow global growth, labour market prospects remain positive. The unemployment rate is close to 5% and its level before the crisis of 2008-2009.

Inflation is currently 0.5% and, although likely to rise, is expected to remain relatively low through 2016. This should provide some continued support for household real income growth as nominal earnings growth has remained relatively subdued despite the fall in unemployment. Low inflation also underpins the financial market expectation that the low interest rate environment will continue.

Overall these have been supportive trends for our business and, together with continued annual house price growth, contributed to lower mortgage arrears. The low interest rate environment – with little prospect for increases in the short term – does however create a challenging environment for income growth.

We have seen continued growth in our main lending markets against a background of steady market deposit growth. Mortgage market lending growth ended the first quarter of 2016 at 3.4%. This was the strongest since late 2008, boosted by relatively high buy-to-let borrowing – ahead of April’s stamp duty changes – that eased in the second quarter. Bank lending growth to companies has continued to show the signs of gradual recovery that emerged in late 2015 following an extended period of contraction.

Demanding regulatory agenda

The most significant regulatory change which we face is the requirement introduced by the Banking Reform Act for major UK banks to ring-fence their retail banking operations. Our progress to date is a result of extensive efforts across the bank, and with a significant investment of management time. We submitted our plans to the PRA and FCA in January 2016 and anticipate further feedback from them later this year.

Most other policy changes to support the wider regulatory change agenda have now been agreed in principle. However, implementation of these changes and compliance with the new regime remains a major undertaking across the sector.

Development and performance of our business in H116

Information on the development and performance of our business in H116 is set out in the ‘Income statement review’ section of the Financial review.

Preparation for ring-fencing

In the first half of the year we began repositioning the structure of our funding vehicles in preparation for ring-fencing. On 1 June 2016, Santander UK plc became the issuer of all existing medium-term wholesale securities previously issued by Abbey National Treasury Services plc.

We believe that, in the past, holders of our debt and capital made their decision to invest in Santander UK based on our position as a major retail bank. As such it is appropriate that we transfer those holdings into the entity which will become our ring-fenced bank.

Our position at 30 June 2016

Information on our position at the end of the period is set out in the ‘Balance sheet review’ section of the Financial review.

2016 outlook

We expect the slowdown of the UK economy, which began in the run up to the EU referendum, to continue as economic and political uncertainties prevail.

In a period of significant macroeconomic uncertainty with a wide range of possible economic outcomes, some downside risks are likely to be mitigated by monetary policy actions by the Bank of England and the capital and liquidity strength of the banking sector.

2  Santander UK plc

Introduction

We expect net interest margin for 2016 to decline further, driven by continued competitive pressures on asset margins as well as SVR attrition. We will keep asset and liability pricing under review to look for opportunities to offset some of the net interest income pressure and we also see opportunities across our customer business segments to drive fee income growth.

Cost management remains a key focus as we continue to invest and grow, while capturing future operational efficiencies.

We expect our net mortgage lending to be broadly in line with the market, and the decline in SVR balances to be slightly lower than the net £8.1bn reduction in 2015. In August 2016, we announced changes to the 1I2I3 Current Account. These changes were made in response to the lower for longer bank rate environment, as evidenced by the Bank of England’s recent monetary policy actions and the continuing challenges in the market. We will monitor the impact of these changes on customer acquisition but nonetheless we are confident that the 1I2I3 World continues to offer significant value to many.

Despite the uncertainties we face, we believe we have the resilience and capabilities to sustain profitability and deliver on our strategy.

Our principal risks and uncertainties

Information on our principal risks and uncertainties is set out in the Risk review by type of risk, with more detail by business segment. Our Risk factors are set out in the Shareholder information section. Except where noted, there has been no significant change to the description of these risks or key mitigating actions as set out in the 2015 Annual Report.

When reading the Risk review, the Risk factors and the other sections of this report, you should refer to the ‘Forward-looking statements’ section in the Shareholder information section.

Key performance indicators

The directors of Santander UK Group Holdings plc manage the Santander UK group’s operations on a business division basis. As a result, the Company’s Directors believe that analysis using key performance indicators for the Company or the Santander UK plc group is not necessary or appropriate for an understanding of the development, performance or position of the Company. The development and performance of the business of the Santander UK plc group, mainly at a consolidated level, is set out in the Financial Review. The Key Performance Indicators of Santander UK Group Holdings plc can be found on page 5 of its 2016 Half Yearly Financial Report, which do not form part of this report.

By Order of the Board

Nathan Bostock

Director

15 August 2016

Half Yearly Financial Report 2016

Financial review

Financial review

5	Income statement review

5	Summarised Consolidated Income Statement

6	Profit before tax by segment

7	- Retail Banking

9	- Commercial Banking

11	- Global Corporate Banking

12	- Corporate Centre

13	Balance sheet review

13	Summarised Condensed Consolidated Balance Sheet

15	Short-term borrowings

16	Average balance sheet

17	Cash flows

4  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	1,773	1,783
Non-interest income(1)	671	500
Total operating income	2,444	2,283
Operating expenses before impairment losses, provisions and charges	(1,205)	(1,200)
Impairment losses on loans and advances	(63)	(57)
Provisions for other liabilities and charges	(97)	(97)
Total operating impairment losses, provisions and charges	(160)	(154)
Profit before tax	1,079	929
Tax on profit	(307)	(195)
Profit after tax for the period	772	734

Attributable to:
Equity holders of the parent	756	722
Non-controlling interests	16	12
(1)	Comprised of Net fee and commission income and Net trading and other income.

H116 compared to H115

Profit before tax increased by £150m to £1,079in H116 (2015: £929m). By income statement line, the movements were:

–	Net interest income was lower due to continued SVR attrition and asset margin pressure, driven by the competitive environment for new business lending. This was partially offset by increased lending and retail liability margin improvement, resulting in a net interest margin of 1.50% down 3 basis points from 2015.

–	Non-interest income was up 34% at £671m, driven by higher 1I2I3 Current Account fees and a £119m gain on the sale of our Visa Europe Ltd shareholding.

–	Operating expenses before impairment losses, provisions and charges were flat, as we continue to absorb investment in business growth, regulatory costs, and the continued enhancements to our digital channels.

–	Impairment losses on loans and advances increased to £63m, in part due to the impairment of a single loan in Global Corporate Banking that moved to non-performance. Overall, retail and corporate loans continue to perform well, with Retail Banking also benefitting from a £58m release in mortgage provisions.

–	Provisions for other liabilities and charges were steady at £97m, with a lower FSCS charge offset by a restructuring provision.

Tax on profit increased 57% to £307m, driven by the 8% bank corporation tax surcharge and higher profits. The effective tax rate is now 28%, up from 21% in H115.

Half Yearly Financial Report 2016

Financial review

Critical factors affecting results

The preparation of our Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements in the 2015 Annual Report.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

Basis of results presentation

The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements has been presented. The Company’s board of directors (the Board) is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows our normal accounting policies and principles, including measures of operating results, assets and liabilities.

As described in Note 2 to the Condensed Consolidated Interim Financial Statements, the internal UK transfer pricing mechanism used to calculate the cost and risks associated with funding and liquidity in each business segment was refined in the fourth quarter of 2015 for Retail Banking and Corporate Centre to reflect the current market environment and rates. The segmental analyses for Retail Banking and Corporate Centre have been adjusted to reflect these changes for prior periods.

PROFIT BEFORE TAX BY SEGMENT

Half year to 30 June 2016	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	1,489	245	39	-	1,773
Non-interest income(1)	275	49	184	163	671
Total operating income	1,764	294	223	163	2,444
Operating expenses before impairment losses, provisions and charges	(865)	(170)	(141)	(29)	(1,205)
Impairment (losses)/releases on loans and advances	(30)	(15)	(21)	3	(63)
Provisions for other liabilities and charges	(76)	(1)	-	(20)	(97)
Total operating impairment losses, provisions and charges	(106)	(16)	(21)	(17)	(160)
Profit before tax	793	108	61	117	1,079

Half year to 30 June 2015
Net interest income	1,497	221	39	26	1,783
Non-interest income(1)	264	58	165	13	500
Total operating income	1,761	279	204	39	2,283
Operating expenses before impairment losses, provisions and charges	(890)	(165)	(145)	-	(1,200)
Impairment (losses)/releases on loans and advances	(85)	(20)	21	27	(57)
Provisions for other liabilities and charges	(95)	(2)	-	-	(97)
Total operating impairment losses, provisions and (charges)/releases	(180)	(22)	21	27	(154)
Profit before tax	691	92	80	66	929
(1)	Comprised of Net fee and commission income and Net trading and other income.

6  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners), through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards (excluding the co-branded cards business) and personal loans as well as insurance policies.

Summarised income statement

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	1,489	1,497
Non-interest income	275	264
Total operating income	1,764	1,761
Operating expenses before impairment losses, provisions and charges	(865)	(890)
Impairment losses on loans and advances	(30)	(85)
Provisions for other liabilities and charges	(76)	(95)
Total operating impairment losses, provisions and charges	(106)	(180)
Profit before tax	793	691

H116 compared to H115

Profit before tax increased by £102m to £793m in H116 (2015: £691m). By income statement line, the movements were:

–	Net interest income decreased 1%, driven by reduced margins on mortgage stock, continued SVR attrition and pressure on new lending margins partially offset by higher asset volumes.

–	Non-interest income increased 4%, with higher 1I2I3 Current Account fees offset by reduced investment fees and lower credit card income from interchange.

–	Operating expenses before impairment losses, provisions and charges fell slightly with network efficiencies offset by continued investment in the growth of the business, digital enhancements and absorbing regulatory compliance costs.

–	Impairment losses on loans and advances decreased 65%, mainly due to a £58m release in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

–	Provisions for other liabilities and charges decreased 20%, mainly due to a lower FSCS charge.

Balances and ratios

	30 June 2016 £bn	31 December 2015 £bn
Total assets	172.6	171.9
Customer loans	165.5	164.8
- of which mortgages	153.4	152.8
- of which consumer finance	6.6	6.3
- of which other unsecured lending	5.5	5.7
Risk-weighted assets	42.8	42.4
Customer deposits	141.1	137.3
- of which savings	66.4	70.3
- of which current accounts	61.0	53.2
- of which other retail products	13.7	13.8

NPL ratio(1) (2)	1.39%	1.44%
Coverage ratio(1) (3)	30%	32%
Mortgage NPL ratio(1) (4)	1.42%	1.47%
Mortgage coverage ratio(1) (5)	16%	19%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.
(4)	Mortgage NPLs as a percentage of mortgage assets.
(5)	Mortgage impairment loss allowance as a percentage of mortgage NPLs.

30 June 2016 compared to 31 December 2015

–	Mortgage net lending was £0.6bn, with the total stock balance up at £153.4bn. This was driven by steady approval volumes and mortgage retention, with c.80% of maturing Santander UK mortgages retained.

–	Consumer finance balances increased 5%, driven by higher retail customer loans and car dealer funding. Other unsecured lending balances, which include bank overdrafts, UPL, and credit cards, decreased 4% in an increasingly competitive market.

–	RWAs increased by 1% to £42.8bn at 30 June 2016 (2015: £42.4bn).

–	Customer deposits increased £3.8bn as current account balances continued to grow strongly, mainly through our 1I2I3 Current Account with a net inflow of £7.8bn in total current account balances. This growth was offset by lower demand for savings products with balances reducing £3.9bn.

Half Yearly Financial Report 2016

Financial review

Business volumes

	Half year to 30 June 2016 £bn	Half year to 30 June 2015 £bn
Mortgage gross lending	12.7	11.9
Mortgage net lending	0.6	0.6
Consumer finance gross lending	1.6	1.5
Consumer finance net lending	0.3	0.4
Other unsecured net lending	(0.2)	0.5

H116 compared to H115

–	Mortgage gross lending was £12.7bn and we helped 12,000 first-time buyers (£2.0bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.1bn to £54.0bn while buy-to-let mortgage balances increased £1.1bn to £6.1bn.

–	Consumer finance gross lending was £1,634m and net lending £266m, driven by growth in retail loans and car dealer funding that benefitted from the PSA cooperation.

–	Other unsecured net lending balances, which include bank overdrafts, UPL, and credit cards, decreased due to lower new credit card sales in an increasingly competitive environment.

Business development in H116

–	1I2I3 World customers increased to 4.9 million, with 276,000 new customers in the period. Although the fee changes to the 1I2I3 current account took effect in Jan16, we continued to be a net gainer in the current account switcher market and customer deposit growth remained strong.

–	Our digital transformation programme continues to make it easier for customers to see, service and open products via digital platforms. In Mar16, we became the first UK bank to introduce voice banking technology to our SmartBank mobile app. We are also working with a number of Fintech companies to identify innovative solutions. One such example is our partnership with Kabbage, who provide the technology platform for our Working Capital Loans solution that gives UK SMEs access to same day funding. In addition, we simplified our customer processes to enhance the digital customer experience, with a mobile feature that makes it easier for customers to restore a forgotten password or locked credentials.

–	We continued to grow our digital customer base in H116, gaining an average of 1,350 new active mobile users every day and have more than 1 million customers who only use our mobile app. In the same period 42% of our mortgages were retained online, 36% of total openings of current accounts and 46% of credit cards were made through digital channels. Additionally, 25% of Business Current Accounts were opened via a digital channel in the second quarter, which represents a 3.4% increase on last quarter, following the successful launch of a shorter and digitalised application form for SMEs.

–	We are growing our Wealth Management business, building on existing foundations, and expanding our digital proposition to further improve customer loyalty. In Jun16 we launched the Investment Hub, a new digital platform which enables customers to service their investments online and gives them access to over 1,700 funds from Santander Asset Management and other leading fund managers. The investment platform complements our Financial Planning service that offers investment advice to customers on a range of products via our branch network.

8  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance. Commercial Banking also includes specialist commercial real estate and Social Housing lending businesses.

Summarised income statement

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	245	221
Non-interest income	49	58
Total operating income	294	279
Operating expenses before impairment losses, provisions and charges	(170)	(165)
Impairment losses on loans and advances	(15)	(20)
Provisions for other liabilities and charges	(1)	(2)
Total operating impairment losses, provisions and charges	(16)	(22)
Profit before tax	108	92

H116 compared to H115

Profit before tax increased by £16m to £108m in H116 (2015: £92m). By income statement line, the movements were:

–	Net interest income increased 11%, resulting from continued growth in customer lending and higher deposits driven by the enhanced franchise and broader range of services.

–	Non-interest income decreased 16%, with lower asset restructuring and rates management fees partially offset by growth in international fees, up 14%, and digital and payment fees, up 26%, the latter two driven by more loyal customer relationships.

–	Operating expenses before impairment losses, provisions and charges rose 3%, reflecting the investment in our expanded footprint and network of CBCs.

–	Impairment losses on loans and advances decreased to £15m. Overall, the loan book continues to perform well and is supported by our prudent lending policy.

–	Provisions for other liabilities and charges decreased to £1m.

Balances and ratios

	30 June 2016 £bn	31 December 2015 £bn
Total assets	21.6	20.9
Customer loans	21.6	20.9
- of which SMEs	13.4	13.6
- of which mid corporate	8.2	7.3
Risk-weighted assets	21.3	20.9
Customer deposits	19.7	18.1

NPL ratio(1) (2)	2.93%	2.80%
Coverage ratio(1) (3)	40%	44%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs.

30 June 2016 compared to 31 December 2015

–	Customer loans increased £0.7bn to £21.6bn, despite an increasingly competitive environment, macroeconomic uncertainty and the resulting slowdown in activity relating to the UK referendum on EU membership.

–	RWAs increased in line with asset growth.

–	We continue to attract deposit balances through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

Half Yearly Financial Report 2016

Financial review

Business volumes

	Half year to 30 June 2016	Half year to 30 June 2015
New facilities (£bn)	4.6	4.5
Bank account openings (No.)	3,820	4,020
Online banking (Connect) active users (No.)	26,100	22,910

H116 compared to H115

–	New facilities and bank account openings were broadly stable, in a competitive environment with increased macroeconomic uncertainty. Our Relationship Managers (RMs) continue to build their portfolios, extending new facilities and opening new bank accounts, while leveraging our comprehensive suite of products and services. We expect our RMs to grow their portfolios and improve returns, following the productivity curve achieved in our more mature CBCs.

–	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 14% year on year.

Business development in H116

–	Building on the expertise and presence of Banco Santander, we offer clients international solutions to develop and manage their business through our global network. Target clients, of which c.70% (1) engage in international trade, can use platforms such as Connect, Trade Portal, Trade Club and the Santander Passport service, to expand and manage their business internationally. These clients are less exposed to macroeconomic events, have a lower rate of default and tend to have a single banking relationship. By focusing on specific sectors, we continue to develop expertise in meeting our clients’ needs and increase customer advocacy

–	The Breakthrough programme gives our clients the tools to develop and grow their business. In the first half of the year, Breakthrough Talent supported 1,572 work placements and internships and Breakthrough Growth Capital assisted 14 businesses in accessing £51m of facilities. Since inception, the Growth Capital team has completed 104 loans for 80 companies, providing £305m of facilities, which will create over 6,100 jobs. In addition, our Breakthrough International programme organised trade and virtual trade missions, and International Round Table events for clients to speak with country experts.

–	Our continued efforts and innovative offering was recognised at the 2016 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’ to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

(1)	Source: Office for National Statistics. Proportion of businesses trading internationally with annual turnover between £10m to £500m.

10  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

GLOBAL CORPORATE BANKING

Global Corporate Banking services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially-tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates with a turnover above £500m per annum, and financial institutions, as well as to the rest of Santander UK’s businesses. The main businesses areas include: working capital management (trade and export finance and cash management), financing (Debt Capital Markets, and corporate and specialised lending) and risk management (foreign exchange, rates and liability management).

Summarised income statement

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	39	39
Non-interest income	184	165
Total operating income	223	204
Operating expenses before impairment losses, provisions and charges	(141)	(145)
Impairment (losses)/releases on loans and advances	(21)	21
Total operating impairment (losses)/releases, provisions and charges	(21)	21
Profit before tax	61	80

H116 compared to H115

Profit before tax decreased by £19m to £61m in H116 (2015: £80m). By income statement line, the movements were:

–	Net interest income was unchanged at £39m, with continued margin compression offset by ongoing demand for project and acquisition finance, transactional services and factoring products.

–	Non-interest income increased 12% to £184m, underpinned by ongoing demand for derivative and cash sales activities.

–	Operating expenses before impairment losses, provisions and charges decreased 3% to £141m, mainly due to the timing of projects as we continue to implement our target operating model.

–	Impairment losses on loans and advances increased due to the impairment of a single loan that moved to non-performance.

–	There were no provisions for other liabilities and charges in the period.

Balances and ratios

	30 June 2016 £bn	31 December 2015 £bn
Total assets	44.7	36.6
Customer loans	6.8	5.5
Other assets	37.9	31.1
Risk-weighted assets	17.1	15.4
Customer deposits	3.2	3.0

NPL ratio(1) (2)	0.78%	0.18%
Coverage ratio(1) (3)	104%	330%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

30 June 2016 compared to 31 December 2015

–	Customer loans increased to £6.8bn, with two sizeable client drawdowns, in addition to other refinancing and origination activities relating to project and acquisition finance and transactional services.

–	RWAs were significantly impacted by market volatility which increased credit, counterparty and market risk. RWAs attributable to customer loans equated to £8.4bn (Dec15: £7.8bn), reflecting reductions in undrawn facilities partially offset by new lending.

–	Customer deposits were broadly stable at £3.2bn.

Business development in H116

–	We continue to develop our franchise by improving client coverage and products. Our coverage teams are now organised by industry sectors, to provide sector and product expertise that also leverages Banco Santander SA’s international presence in Latin America, Iberia and other geographies. Our product mix is focused on core banking activities that are low risk, with improved capabilities in transaction banking and foreign exchange, as well as enhanced debt advisory service.

–	The investment in operations and technology will improve client experience and meet regulatory requirements. We anticipate further investment in order to complete a service offering complementary to the one we now have in place for smaller corporate customers.

Half Yearly Financial Report 2016

Financial review

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure, and strategic liquidity risk. The non-core corporate and treasury legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summarised income statement

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	-	26
Non-interest income	163	13
Total operating income	163	39
Operating expenses before impairment losses, provisions and charges	(29)	-
Impairment releases on loans and advances	3	27
Provisions for other liabilities and charges	(20)	-
Total operating impairment releases, provisions and charges	(17)	27
Profit before tax	117	66

H116 compared to H115

Profit before tax increased by £51m to £117m in H116 (2015: £66m). By income statement line, the movements were:

–	Net interest income decreased, reflecting the repricing of funding of the commercial balance sheet.

–	Non-interest income benefitted from a £119m gain on the sale of our Visa Europe Ltd shareholding, and mark-to-market movements on economic hedges.

–	Operating expenses before impairment losses, provisions and charges represent £29m of regulatory compliance and project costs relating to Banking Reform.

–	Impairment losses on loans and advances saw a release of £3m, with lower releases from asset disposals than in H115.

–	Provisions for other liabilities include restructuring costs.

Balances and ratios

	30 June 2016 £bn	31 December 2015 £bn
Total assets	60.1	52.0
Customer loans (non-core)	7.1	7.4
- of which Social housing	6.0	6.2
Risk-weighted assets	7.2	7.1
Customer deposits	3.0	3.9

NPL ratio(1) (2)	1.56%	1.18%
Coverage ratio(1) (3)	95%	117%
(1)	The balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.
(2)	NPLs as a percentage of customer loans.
(3)	Impairment loan loss allowance as a percentage of NPLs. The impairment loan loss allowance includes provisions against both NPLs and other loans where a provision is required. As a result the ratio can exceed 100%.

30 June 2016 compared to 31 December 2015

–	Non-core customer loans decreased in the period, as we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

–	RWAs remained broadly stable, with the impact of higher market volatility on counterparty credit partially offset by the reduction in non-core customer loans and the Visa Europe Ltd shareholding sale. RWAs attributable to non-core customer loans amounted to £1.4bn (Dec15: £1.5bn).

–	Customer deposits decreased £0.9bn, as we continue to rebalance the deposit base tenor.

12  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Balance sheet review

This Financial review describes our significant assets and liabilities and our strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2016 £m	31 December 2015 £m
Assets
Cash and balances at central banks	14,862	16,842
Trading assets	29,273	23,961
Derivative financial instruments	29,943	20,911
Financial assets designated at fair value	2,534	2,398
Loans and advances to banks	4,470	3,548
Loans and advances to customers	200,555	198,045
Loans and receivables securities	204	52
Available for sale securities	9,836	9,012
Macro hedge of interest rate risk	1,386	781
Interest in other entities	54	48
Property, plant and equipment	1,503	1,597
Retirement benefit assets	377	556
Tax, intangibles and other assets	4,052	3,655
Total assets	299,049	281,406
Liabilities
Deposits by banks	7,744	8,278
Deposits by customers	169,830	164,074
Trading liabilities	14,674	12,722
Derivative financial instruments	27,765	21,508
Financial liabilities designated at fair value	1,958	2,016
Debt securities in issue	51,544	49,615
Subordinated liabilities	4,214	3,885
Macro hedge of interest rate risk	482	110
Retirement benefit obligations	374	110
Tax, other liabilities and provisions	4,320	3,429
Total liabilities	282,905	265,747
Equity
Total shareholders’ equity	15,998	15,524
Non-controlling interests	146	135
Total equity	16,144	15,659
Total liabilities and equity	299,049	281,406

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

30 June 2016 compared to 31 December 2015

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 12% to £14,862m at 30 June 2016 (2015: £16,842m). The decrease was mainly due to a reduction in balances at central banks reflecting lower liquidity requirements.

Trading assets

Trading assets increased by 22% to £29,273m at 30 June 2016 (2015: £23,961m), reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and debt partially offset by decreased holdings of equity securities.

Derivative financial instruments - assets

Derivative assets increased by 43% to £29,943m at 30 June 2016 (2015: £20,911m). The increase was mainly due to increases in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value

Financial assets designated at fair value through profit and loss increased by 6% to £2,534m at 30 June 2016 (2015: £2,398m), mainly driven by the increase in the valuation of assets partially offset by maturities within the portfolio. In accordance with our policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased 26% to £4,470m at 30 June 2016 (2015: £3,548m). The increase was mainly driven by an increase in collateral and deposits held partially offset by short-term positions with other entities.

Loans and advances to customers

Loans and advances to customers increased by 1% to £200,555m at 30 June 2016 (2015: £198,045m) with net increases of £0.6bn in residential mortgage balances and £2.0bn in corporate lending.

Half Yearly Financial Report 2016

Financial review

Available for sale securities

Available for sale securities increased by 9% to £9,836m at 30 June 2016 (2015: £9,012m) mainly due to an increase in debt securities as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk - assets

The macro hedge of interest rate risk increased by 77% to £1,386m at 30 June 2016 (2015: £781m), mainly driven by general movements in yield curves.

Property, plant and equipment

Property, plant and equipment decreased by 6% to £1,503m at 30 June 2016 (2015: £1,597m). The decrease was mainly driven by the depreciation charge for the period.

Retirement benefit assets

Retirement benefit assets decreased by 32% to £377m at 30 June 2016 (2015: £556m). For those sections of the Santander (UK) Group Pension Scheme which had surpluses, the key driver of the decrease was actuarial losses caused by a fall in AA corporate bond rates, which drive the discount rate, without a similar fall in inflation. This was partially offset by strong asset performance.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 11% to £4,052m at 30 June 2016 (2015: £3,655m). The increase was primarily driven by an increase in prepayments and trade and other receivables relating to settlement of transactions.

Liabilities

Deposits by banks

Deposits by banks decreased by 6% to £7,744m at 30 June 2016 (2015: £8,278m) driven by a decrease in short term positions with other entities and securities purchased under resale agreements.

Deposits by customers

Deposits by customers increased by 4% to £169,830m at 30 June 2016 (2015: £164,074m) as we focused on retaining and originating accounts held by more loyal customers and new issuances by Santander UK Group Holdings plc downstreamed to Santander UK plc.

Trading liabilities

Trading liabilities increased by 15% to £14,674m at 30 June 2016 (2015: £12,722m) as a result of an increase in short positions and short-term deposits and collateral held partially offset by a reduction in securities sold under resale agreements, as part of normal trading activity.

Derivative financial instruments - liabilities

Derivative liabilities increased by 29% to £27,765m at 30 June 2016 (2015: £21,508m). The increase was mainly due to increases in the fair value of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange rates.

Debt securities in issue

Debt securities in issue increased by 4% to £51,544m at 30 June 2016 (2015: £49,615m) driven by issuance of senior unsecured debt, partially offset by certain long dated senior unsecured instruments.

Macro hedge of interest rate risk - liabilities

Macro hedge of interest rate risk increased to £482m at 30 June 2016 (2015: £110m) driven by movements in yield curves.

Retirement benefit obligations

Retirement benefit obligations increased by 240% to £374m at 30 June 2016 (2015: £110m). For those sections of the Santander (UK) Group Pension Scheme which had deficits, the key driver of the decrease was actuarial losses caused by a fall in AA corporate bond rates, which drive the discount rate, without a similar fall in inflation. This was partially offset by strong asset performance.

Tax, other liabilities and provisions

Tax, other liabilities and provisions increased by 26% to £4,320m at 30 June 2016 (2015: £3,429m). The increase mainly reflected the increase in dividends payable, increase in current tax liabilities attributable to the banking corporation tax surcharge and unsettled financial transactions, partially offset by provisions utilised in the period.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 3% to £15,998m at 30 June 2016 (2015: £15,524m). The increase was mainly due to the profit for the period and the valuation of cash flow hedges, partially offset by actuarial losses on the defined benefit pension fund and dividends approved.

Non-controlling interests

Non-controlling interests increased by 8% to £146m at 30 June 2016 (2015: £135m) due to increased profits in PSA Finance UK Limited.

14  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

SHORT-TERM BORROWINGS

We include short-term borrowings in deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue. We do not show short-term borrowings separately on our balance sheet. Short-term borrowings are amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet. The table below shows short-term borrowings for 30 June 2016 and 30 June 2015.

	30 June 2016 £m	30 June 2015 £m
Securities sold under repurchase agreements
- Period-end balance	9,356	11,030
- Period-end interest rate	0.62%	0.50%
- Average balance(1)	14,346	17,230
- Average interest rate(1)	0.52%	0.42%
- Maximum balance(1)	19,052	23,677
Commercial paper
- Period-end balance	2,506	3,901
- Period-end interest rate	0.76%	0.32%
- Average balance(1)	3,276	3,973
- Average interest rate(1)	0.86%	0.31%
- Maximum balance(1)	3,858	5,066
Borrowings from banks (Deposits by banks)(2)
- Period-end balance	3,359	2,642
- Period-end interest rate	0.15%	0.05%
- Average balance(1)	3,401	3,021
- Average interest rate(1)	0.14%	0.16%
- Maximum balance(1)	4,861	3,905
Negotiable certificates of deposit
- Period-end balance	2,841	4,204
- Period-end interest rate	0.55%	0.44%
- Average balance(1)	3,245	4,310
- Average interest rate(1)	0.48%	0.39%
- Maximum balance(1)	4,646	4,431
Other debt securities in issue
- Period-end balance	7,900	2,212
- Period-end interest rate	1.64%	2.86%
- Average balance(1)	7,794	3,921
- Average interest rate(1)	1.92%	2.94%
- Maximum balance(1)	8,267	4,717
(1)	Calculated using monthly weighted average data.
(2)	The period-end deposits by banks balance includes non-interest bearing items in the course of transmission of £297m (30 June 2015: £357m).

Half Yearly Financial Report 2016

Financial review

AVERAGE BALANCE SHEET

Period-end balances may not reflect activity throughout the period, so we present average balance sheets below. They show averages for our significant categories of assets and liabilities, and the related interest income and expense.

	Half year to 30 June 2016			Half year to 30 June 2015
	Average Balance(1) £m	Interest(4,5) £m	Average rate %	Average balance(1) £m	Interest(4,5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	21,188	52	0.49	21,762	58	0.53
- Non-UK	6,677	15	0.45	7,028	8	0.23
Loans and advances to customers:(3)
- UK	200,514	3,173	3.16	193,878	3,261	3.36
- Non-UK	357	2	1.12	25	-	-
Debt securities:
- UK	9,453	59	1.25	9,239	44	0.95
Total average interest-earning assets, interest income(2)	238,189	3,301	2.77	231,932	3,371	2.91
Impairment loss allowances	(1,116)	-	-	(1,394)	-	-
Trading assets	20,185	-	-	21,369	-	-
Assets designated at FVTPL	2,485	-	-	2,846	-	-
Derivatives and other non-interest-earning assets	35,106	-	-	33,411	-	-
Total average assets	294,849	-	-	288,164	-	-
Non-UK assets as a % of total	2.39%	-	-	2.45%	-	-
Liabilities
Deposits by banks:
- UK	(6,674)	(33)	0.99	(7,217)	(39)	1.08
- Non-UK	(308)	(1)	0.65	(17)	-	-
Deposits by customers - demand(6):
- UK	(128,346)	(721)	1.12	(113,078)	(634)	1.12
- Non-UK	-	-	-	(2,025)	(6)	0.59
Deposits by customers - time(6):
- UK	(31,321)	(225)	1.44	(32,920)	(266)	1.62
- Non-UK	-	-	-	(1,049)	(9)	1.72
Deposits by customers - other(6):
- UK	(7,601)	(53)	1.39	(5,781)	(30)	1.04
- Non-UK	(139)	(3)	4.32	(665)	(1)	0.30
Debt securities:
- UK	(46,809)	(402)	1.72	(47,164)	(468)	1.98
- Non-UK	(3,844)	(17)	0.88	(5,097)	(8)	0.31
Subordinated liabilities:
- UK	(4,032)	(71)	3.52	(3,924)	(120)	6.12
Other interest-bearing liabilities:
- UK	(203)	(2)	1.97	(390)	(7)	3.59
Total average interest-bearing liabilities, interest expense(2)	(229,277)	(1,528)	1.33	(219,327)	(1,588)	1.45
Trading liabilities	(17,251)	-	-	(21,485)	-	-
Liabilities designated at FVTPL	(2,010)	-	-	(2,614)	-	-
Derivatives and other non-interest bearing liabilities	(30,126)	-	-	(30,214)	-	-
Equity	(16,185)	-	-	(14,524)	-	-
Total average liabilities and equity	(294,849)	-	-	(288,164)	-	-
Non-UK liabilities as a % of total(6)	1.46%	-	-	3.07%	-	-
(1)	Average balances are based on monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for H116 was 103.89% (H115: 105.75%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.
(4)	The net interest margin for H116 was 1.50% (H115: 1.55%). Net interest margin is calculated as net interest income divided by average interest earning assets.
(5)	The interest spread for H116 was 1.44% (H115: 1.46%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
(6)	In the second half of 2015, the presentation of the deposits by customer categories was changed to align with internal management reporting. The data has been adjusted to reflect these changes for prior periods

16  Santander UK plc

Income	Balance	Cash
statement review	sheet review	flows

Cash flows

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net cash inflow/(outflow) from operating activities	1,811	(4,647)
Net cash outflow from investing activities	(114)	(519)
Net cash outflow from financing activities	(688)	(2,568)
Increase/(decrease) in cash and cash equivalents	1,009	(7,734)

The major activities and transactions that affected Santander UK’s cash flows during H116 were as follows:

The net cash inflow from operating activities of £1,811m resulted from the increase in customer savings and deposits from other banks, positive movements in foreign exchange and the downstreamed funding from Santander UK Group Holdings plc. The net cash outflow from investing activities of £114m principally reflected the purchase and sale of available-for-sale securities and purchase of property, plant and equipment and intangible assets. The net cash outflow from financing activities of £688m principally reflected the repayment of debt securities maturing in the period of £5,082m and the payment of dividends on ordinary shares and other equity instruments of £175m offset by new issues of debt securities of £4,585m. Cash and cash equivalents increased by £1,009m principally from the increase in debt securities in issue, customer deposits and lower repayment of debt securities and customer lending.

During H115, the net cash outflow from operating activities of £4,647m resulted from the reduction in trading balances, increased customer lending partially offset by increased customer savings and deposits from other banks. The net cash outflow from investing activities of £519m principally reflected the purchase and sale of available-for-sale securities and acquisition of PSA Finance UK Limited. The net cash outflow from financing activities of £2,568m reflected the repayment of debt securities maturing in the period of £10,472m offset by new issues of debt securities of £7,599m and the issuance of £750m Perpetual Capital Securities. Further outflows of cash occurred in the payment of interim dividends of £261m on ordinary shares, £23m of dividends on other equity instruments, dividends of £32m on the £500m Perpetual Capital Securities and dividends of £13m on the £300m Perpetual Capital Securities. Cash and cash equivalents decreased by £7,734m principally from the increase in customer lending and purchase of available-for-sale securities.

Half Yearly Financial Report 2016

Risk review

Risk review

19	Top and emerging risks

20	Risk governance

21	Credit risk

21	Santander UK group level

24	Retail Banking

31	Commercial Banking

36	Global Corporate Banking

39	Corporate Centre

43	Market risk

45	Liquidity risk

51	Capital risk

53	Pension risk

54	Other key risks and areas of focus

18  Santander UK plc

Top and emerging risks

Top risks

All our activities involve identifying, assessing, managing and reporting risks. A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model.

Our top risks and their causes are outlined below, as well as how they link to our 2016-2018 strategic priorities. We also explain the key developments in H116.

For risk definitions, see ‘How we define risk’ on page 44 of the 2015 Annual Report.

Risk and indicator	Developments in H116

Credit NPL ratio (%) 30 June 2016: 1.54 31 December 2015: 1.54

Our NPL ratio was steady at 1.54% at 30 June 2016 (2015: 1.54%) with all loan books continuing to perform well, supported by prudent lending criteria. Our Retail Banking portfolio had lower NPL and coverage ratios, driven by impairment releases in mortgages due to the continued rise in house prices and improving quality of the portfolio. The NPL ratio for total lending to corporates increased to 2.41% at 30 June 2016 (2015: 2.26%) with a moderate increase in NPLs from two loans partly offset by asset growth.

Total operating impairment losses, provisions and charges were 4% or £6m higher in the period compared to H115. The increase was largely due to a single loan in Global Corporate Banking which moved into non-performance, partially offset by a release of £58m in mortgage provisions.

Market (Banking market) NIM Sensitivity -50 bps (£m) 30 June 2016: (40) 31 December 2015: 39

Our NIM sensitivity to -50bps decreased to £(40)m (2015: £39m). The movement in H116 was largely due to further margin compression as a result of lower levels of the yield curve and changes in the underlying management assumptions we used for risk measurement purposes. We updated our assumptions to better reflect the continued low rate environment. This was partially offset by an increased volume of net fixed rate assets left unhedged.

We are also taking actions to be prepared for the possibility of negative interest rates in the UK, including a review of our systems and models, and to ensure we manage any potential impact on our customers.

Liquidity LCR (%) 30 June 2016: 133 31 December 2015: 120

Our LCR improved to 133% at 30 June 2016 (2015: 120%). Our LCR eligible liquidity pool increased £3.6bn to £42.3bn at 30 June 2016 (2015: £38.7bn), reflecting prudent liquidity planning, and an increase in the collateral received for derivatives, which are used to hedge our foreign currency medium-term funding issuance. Wholesale funding with a residual maturity of less than one year was slightly lower at £20.5bn (2015: £21.1bn).

Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 206% coverage ratio (2015: 183%).

Capital CET 1 capital ratio (%) 30 June 2016: 11.2 31 December 2015: 11.6

The decline in our CET 1 capital ratio to 11.2% at 30 June 2016 (2015: 11.6%) and the PRA end-point Tier 1 leverage ratio to 3.9% at 30 June 2016 (2015: 4.0%) reflected market-driven accounting impacts in Q216 on defined benefit pension schemes, offsetting retained profits after distributions. There was also an adverse impact on the available-for-sale portfolio, prudent valuation adjustments and RWA levels for credit, counterparty and market risk including those in the last week of June.

Our total capital ratio decreased to 17.9% at 30 June 2016 (2015: 18.2%), due to the lower CET 1 capital ratio and the transitional impact of the Capital Requirements Directive (CRD) IV Minority Interest and grandfathering rules.

Pension Funded defined benefit pension scheme surplus (£m) 30 June 2016: 39 31 December 2015: 483

The accounting surplus of the Santander (UK) Group Pension Scheme and other funded arrangements decreased to £39m at 30 June 2016 (2015: £483m). This was due to an increase in liabilities caused by a fall in AA corporate bond rates, without a similar fall in inflation. This was partially offset by strong asset performance. In addition, there were unfunded defined benefit scheme liabilities of £36m at 30 June 2016 (2015: £37m).

In H116, the pension Value at Risk (VaR) (1 year, 95% confidence interval) increased to £1,540m (2015: £1,260m) due to significant falls in long-term interest rates and increased market volatility, partially offset by higher interest rate hedging levels in the Scheme of 58%, up from 50% in 2015.

Operational Operational risk losses (£m) H116: 52 H115: 46

We continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security. This included adding the key findings from the Bank of England-led programme to improve and test resilience to cyber attacks in the financial industry into our cyber security IT systems plan for 2016. We also continued to invest in delivering our Operational Risk Transformation Programme, which will help us to achieve market best practice in operational risk management.

In H116, the majority of operational risk losses were in the ‘execution, delivery and process management’ category. This was mainly due to remediation costs for historic systems functionality and process issues.

In addition we continued to improve our controls, culture and awareness as part of our Financial Crime Transformation Programme and our financial crime agenda.

Conduct Remaining provision (£m) 30 June 2016: 532 31 December 2015: 637

Our Conduct Risk Strategy Programme has delivered improvements across all business areas since it was set up in 2013. In H116, we continued to enhance the way we report and monitor conduct risk. We also improved how we assess conduct risk in our business decisions.

Our provision for PPI redress and related costs was £404m at 30 June 2016 (2015: £465m). Monthly utilisation, excluding pro-active customer contact, during the period was in line with the 2015 average. Other conduct provisions were £128m at 30 June 2016 (2015: £172m), relating mainly to wealth and investment products. For more, see Note 21 to the Condensed Consolidated Interim Financial Statements.

Half Yearly Financial Report 2016

Risk review

Emerging and future risks

An emerging and future risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy.

For more on emerging and future risks, see the 2015 Annual Report.

The UK’s referendum on EU membership

Our financial performance is strongly linked to the health of the UK economy. We are particularly affected by factors that impact the profitability of our larger credit portfolios, including in our residential mortgage and commercial real estate portfolios. The decision to leave the EU has led to further economic uncertainty and financial market volatility. In the near-term, this could result in lower consumer confidence that would be negative for continued economic growth. In addition, the lower value of GBP sterling, when combined with the pickup in oil prices, is likely to lead to higher inflation. In a period of significant macroeconomic uncertainty with a wide range of possible economic outcomes, some economic downside risks are likely to be mitigated by monetary policy actions by the Bank of England and the capital and liquidity strength of the banking sector.

Although the result does not entail any immediate changes to our current operations and structure, economic uncertainty could adversely affect our business. Whilst the terms and timing of the UK’s exit from the EU are yet to be confirmed, it is not possible to determine with any accuracy the full impact that this might have. In addition, it remains unclear whether, following exit from the EU, it will be possible for us (and other UK banks) to continue to provide financial services on a cross-border basis within other EU member states.

The risks associated with the outcome of the referendum have been considered by our Board, together with the action plans needed to ensure the impact on our business is appropriately managed.

Risk governance

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders.

We aim to keep a predictable medium-low risk profile, consistent with our business model, and within the limits set out in our Risk Appetite. This is key to achieving our strategic objectives.

30 June 2016 compared to 31 December 2015

In H116, we continued to make good progress with our risk culture program, I AM Risk, to continue to embed personal accountability for managing risk across the business. For all new and existing employees, we enhanced our mandatory risk training and we ensured that the updated performance management risk objectives were used across the business. In a recent survey, 99% of employees acknowledged their personal responsibility for risk management, helping to show how we are successfully embedding risk management in our culture.

20  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

  Credit risk

Credit risk management	Key metric

In H116, there were no significant changes in the way we manage credit risk as described in the 2015 Annual Report, except as set out below.

Credit risk review

We analyse below our maximum and net exposures to credit risk, and we also summarise our forbearance activities and credit performance.

– The NPL ratio of 1.54% remained steady, with all loan books continuing to perform well, supported by prudent lending criteria.

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Our maximum and net exposure to credit risk

The tables below show the main differences between our maximum and net exposure to credit risk. They show the effects of collateral, netting, and risk transfer to mitigate our exposure. The tables only show the financial assets that credit risk affects.

	Maximum exposure				Collateral
	Balance sheet asset
	Gross amounts £bn	Impairment loss allowances £bn	Net amounts £bn	Off-balance sheet £bn	Cash £bn (1)	Non-cash £bn	(1)	Netting £bn (2)	Risk transfer £bn	(3)	Net exposure £bn
30 June 2016
Cash and balances at central banks	14.9	–	14.9	–	–	–		–	–		14.9
Trading assets:
– Loans and advances to banks	7.5	–	7.5	–	–	–		(2.0)	–		5.5
– Loans and advances to customers	9.5	–	9.5	–	–	(6.9)		–	–		2.6
– Debt securities	6.5	–	6.5	–	–	–		–	–		6.5
Total trading assets	23.5	–	23.5	–	–	(6.9)		(2.0)	–		14.6
Derivative financial instruments	29.9	–	29.9	–	(2.8)	–		(24.0)	–		3.1
Financial assets designated at fair value:
– Loans and advances to customers	2.0	–	2.0	0.3	–	(2.3)		–	–		–
– Debt securities	0.5	–	0.5	–	–	–		–	–		0.5
Total financial assets designated at fair value	2.5	–	2.5	0.3	–	(2.3)		–	–		0.5
Loans and advances to banks	4.5	–	4.5	1.5	–	(0.8)		(0.5)	–		4.7
Loans and advances to customers:(4)
– Advances secured on residential property	154.0	(0.3)	153.7	12.5	–	(165.8	)(5)	–	–		0.4
– Corporate loans	33.2	(0.4)	32.8	16.6	–	(23.1)		–	–		26.3
– Finance leases	6.7	(0.1)	6.6	0.4	(0.1)	(5.6)		–	–		1.3
– Other unsecured advances	6.3	(0.3)	6.0	11.6	–	–		–	–		17.6
– Amounts due from fellow subsidiaries, associates and joint ventures	1.5	–	1.5	–	–	–		–	–		1.5
Total loans and advances to customers	201.7	(1.1)	200.6	41.1	(0.1)	(194.5)		–	–		47.1
Loans and receivables securities(4)	0.2	–	0.2	–	–	–		–	–		0.2
Available-for-sale debt securities	9.8	–	9.8	–	–	–		–	–		9.8
Total	287.0	(1.1)	285.9	42.9	(2.9)	(204.5)		(26.5)	–		94.9

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting and set-off. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Global Corporate Banking – credit risk management’ section in the 2015 Annual Report.
(3)	Certain financial instruments can be used to transfer credit risk from us to another counterparty. The main form of risk transfer we use is credit default swaps, mainly transacted with other banks.
(4)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to their account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Half Yearly Financial Report 2016

Risk review

	Maximum exposure				Collateral
	Balance sheet asset
	Gross amounts £bn	Impairment loss allowances £bn	Net amounts £bn	Off-balance sheet £bn	Cash £bn (1)	Non-cash £bn	(1)	Netting £bn (2)	Risk transfer £bn	(3)	Net exposure £bn
31 December 2015
Cash and balances at central banks	16.8	–	16.8	–	–	–		–	–		16.8
Trading assets:
– Loans and advances to banks	5.4	–	5.4	–	–	–		(0.4)	–		5.0
– Loans and advances to customers	6.0	–	6.0	–	–	(5.0)		–	–		1.0
– Debt securities	5.5	–	5.5	–	–	–		–	–		5.5
Total trading assets	16.9	–	16.9	–	–	(5.0)		(0.4)	–		11.5
Derivative financial instruments	20.9	–	20.9	–	(1.1)	–		(17.3)	–		2.5
Financial assets designated at fair value:
– Loans and advances to customers	1.9	–	1.9	0.3	–	(2.2)		–	–		–
– Debt securities	0.5	–	0.5	–	–	–		–	–		0.5
Total financial assets designated at fair value	2.4	–	2.4	0.3	–	(2.2)		–	–		0.5
Loans and advances to banks	3.5	–	3.5	1.3	–	(0.8)		(0.3)	–		3.7
Loans and advances to customers:(4)
– Advances secured on residential property	153.3	(0.4)	152.9	6.7	–	(159.2	)(5)	–	–		0.4
– Corporate loans	31.9	(0.4)	31.5	16.4	(0.1)	(23.0)		–	–		24.8
– Finance leases	6.3	(0.1)	6.2	0.6	(0.1)	(5.3)		–	–		1.4
– Other unsecured advances	6.3	(0.3)	6.0	12.0	–	–		–	–		18.0
– Amounts due from fellow subsidiaries, associates and joint ventures	1.4	–	1.4	–	–	–		–	–		1.4
Total loans and advances to customers	199.2	(1.2)	198.0	35.7	(0.2)	(187.5)		–	–		46.0
Loans and receivables securities(4)	0.1	–	0.1	–	–	–		–	–		0.1
Available-for-sale debt securities	8.9	–	8.9	–	–	–		–	–		8.9
Total	268.7	(1.2)	267.5	37.3	(1.3)	(195.5)		(18.0)	–		90.0

(1)	The forms of collateral we take to reduce credit risk include: residential and commercial property; other physical assets, including motor vehicles; liquid securities, including those transferred under reverse repurchase agreements; cash, including cash used as collateral for derivative transactions; and receivables. Charges on residential property are most of the collateral we take.
(2)	We can reduce credit risk exposures by applying netting and set-off. We do this mainly for derivative and repurchase transactions with financial institutions. For derivatives, we use standard master netting agreements. They allow us to set off our credit risk exposure to a counterparty from a derivative against our obligations to the counterparty in the event of default. This gives us a lower net credit exposure. They may also reduce settlement exposure. For more on this, see ‘Credit risk mitigation’ in the ‘Global Corporate Banking – credit risk management’ section in the 2015 Annual Report.
(3)	Certain financial instruments can be used to transfer credit risk from us to another counterparty. The main form of risk transfer we use is credit default swaps, mainly transacted with other banks.
(4)	Balances include interest we have charged to the customer’s account and accrued interest that we have not charged to their account yet.
(5)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance) and includes collateral we would receive on draw down of certain off-balance sheet commitments.

Forbearance summary

The following table shows customer loans that are subject to forbearance. For more on forbearance on mortgages in Retail Banking, as well as forbearance in Commercial Banking, Global Corporate Banking, and Corporate Centre, see the sections that follow.

	30 June 2016		31 December 2015
	Customer loans £bn	Forbearance £m	Customer loans £bn	Forbearance £m
Retail Banking:	165.5	1,921	164.8	3,708
– Residential mortgages	153.4	1,850	152.8	3,668
– Consumer finance and other unsecured lending	12.1	71	12.0	40
Commercial Banking	21.6	605	20.9	705
Global Corporate Banking	6.8	19	5.5	10
Corporate Centre	7.1	82	7.4	120
	201.0	2,627	198.6	4,543

30 June 2016 compared to 31 December 2015 – Forbearance exit criteria

In H116, we changed our policy on forbearance so that customer loans that meet exit criteria will no longer be reported as forborne. In the past, we reported loans as forborne until they were fully repaid or written off. In order to exit from forbearance a loan must now:

–	Have been forborne at least two years ago or, where the forbearance was temporary, it must have returned to performing under normal contractual terms for at least two years,
–	Have been performing under the forborne terms for at least two years, and
–	Not be more than 30 days in arrears.

Applying these exit criteria to our customer loans at 31 December 2015, the loans reported as forborne in the table above would reduce from £4,543m to £2,719m.

22  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Credit performance

The customer loans in the tables below and in the remainder of the ‘Credit risk’ section are presented differently from the ‘Loans and advances to customers’ balance in the Condensed Consolidated Balance Sheet. The main differences are that the customer loans below are presented on an amortised cost basis and include loans classified as ‘Trading assets’, ‘Financial assets designated at fair value’ and ‘Loans and advances to customers’ in the Condensed Consolidated Balance Sheet. In addition, the balances below exclude interest we have accrued but not charged to customers’ accounts yet.

	Customer loans £bn	NPLs £m	(1)(2)	NPL ratio %	(3)	NPL coverage %	(4)	Gross write-offs £m	(5)	Impairment loss allowances £m
30 June 2016
Retail Banking:	165.5	2,295		1.39		30		98		696
– Residential mortgages	153.4	2,174		1.42		16		18		354
– Consumer finance and other unsecured lending	12.1	121		1.00		283		80		342
Lending to corporates:	28.4	685		2.41		45		15		309
– Commercial Banking	21.6	632		2.93		40		15		254
– Global Corporate Banking	6.8	53		0.78		104		–		55
Corporate Centre	7.1	111		1.56		95		5		106
	201.0	3,091		1.54		36		118		1,111

31 December 2015
Retail Banking:	164.8	2,373		1.44		32		212		762
– Residential mortgages	152.8	2,252		1.47		19		40		424
– Consumer finance and other unsecured lending	12.0	121		1.01		279		172		338
Lending to corporates:	26.4	596		2.26		49		111		293
– Commercial Banking	20.9	586		2.80		44		83		260
– Global Corporate Banking	5.5	10		0.18		330		28		33
Corporate Centre	7.4	87		1.18		117		45		102
	198.6	3,056		1.54		38		368		1,157

(1)	We define NPLs in the ‘Credit risk management’ section in the 2015 Annual Report.
(2)	All NPLs are in the UK and continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.
(5)	30 June 2016 reflects 6 months of gross write-offs and 31 December 2015 reflects 12 months of gross write-offs.

30 June 2016 compared to 31 December 2015

The NPL ratio remained steady at 1.54% (2015: 1.54%), with all loan books performing well, supported by prudent lending criteria.

The Retail Banking portfolio had a lower NPL ratio and coverage ratio, driven by impairment releases in mortgages due to the continued rise in house prices and improving quality of the portfolio.

The NPL ratio for total lending to corporates increased to 2.41% (2015: 2.26%), with a moderate increase in NPLs from two loans, partially offset by asset growth. In Commercial Banking, a loan of £50m moved to non-performance, but with high quality collateral held against it. In Global Corporate Banking, a loan of £43m moved to non-performance.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’, ‘Commercial Banking – credit risk review’, ‘Global Corporate Banking – credit risk review’, and ‘Corporate Centre – credit risk review’ sections.

Commercial Real Estate

	Customer loans £bn	NPLs £m	(1)(2)	NPL ratio %	(3)	NPL coverage %	(4)	Gross write-offs £m	(5)	Impairment loss allowances £m
30 June 2016	9.4	191		2.03		33		1		63
31 December 2015	9.2	168		1.83		43		13		72

(1)	We define NPLs in the ‘Credit risk management’ section in the 2015 Annual Report.
(2)	All NPLs are in the UK and continue accruing interest.
(3)	NPLs as a percentage of customer loans.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.
(5)	30 June 2016 reflects 6 months of gross write-offs and 31 December 2015 reflects 12 months of gross write-offs.

The Commercial Real Estate portfolio of £9.4bn represents 33% of our lending to corporates and 5% of total customer loans. Despite an increase in NPLs in H116, the portfolio remains well covered with an NPL coverage ratio of 33% and low write-offs of £1m.

For more on the credit performance of our Commercial Real Estate portfolio, see the ‘Commercial Banking – credit risk review’ section.

Half Yearly Financial Report 2016

Risk review

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

We offer mortgages to people who want to buy a house, and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK (except for a small amount of lending in the Isle of Man).

Lending

We analyse movements in H116 in the table below. In this table:

–	Gross lending includes new business, further advances and any flexible mortgage drawdown against available limits
–	Redemptions and paydowns refer to customer payments, over-payments, clearing mortgage balances or re-financing away from us
–	The data does not include accrued interest and we have presented it before deducting impairment loss allowances.

Mortgage movements	£m
At 1 January 2016	152,819
Gross lending:
– New business	12,086
– Further advances/Flexi drawdowns	645
Redemptions/paydowns	(12,105)
At 30 June 2016	153,445

In H116, there were also £9.1bn (H115: £9.2bn) of internal transfers where we retained existing customers with maturing products on new mortgage loans or products.

Borrower profile

In the table below ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Re-mortgagers’ are external customers who are re-mortgaging with us. We have not included internal re-mortgages, further advances and any flexible mortgage drawdowns in the new business figures.

New business	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
First-time buyers	1,970	2,279
Home movers	5,487	5,240
Re-mortgagers	3,361	2,815
Buy-to-let	1,268	894
	12,086	11,228

30 June 2016 compared to 31 December 2015

We have continued to build our buy-to-let book by focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the buy-to-let market. In H116, we completed 7,200 buy-to-let mortgages, representing 11% of new business flow, at an average LTV of 70%. In line with the market, we saw a spike in buy-to-let mortgages ahead of the April 2016 stamp duty increase.

The mortgage borrower mix remained broadly unchanged in H116, driven by underlying stability in target market segments, product pricing and our distribution strategy. Home movers and re-mortgagers represented 44% and 33% of total stock, respectively, at 30 June 2016 (2015: 45% and 33%, respectively), with first-time buyers at 19% (2015: 19%) and buy-to-let at 4% (2015: 3%).

24  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	30 June 2016		31 December 2015
	£m	%	£m	%
Fixed rate	87,078	57	82,570	54
Variable rate	33,984	22	34,402	23
Standard Variable Rate (SVR)	32,383	21	35,847	23
	153,445	100	152,819	100

30 June 2016 compared to 31 December 2015

In H116, the proportion of SVR loan balances decreased to 21% (2015: 23%), variable rate was broadly stable at 22% (2015: 23%), and fixed rate mortgages increased to 57% (2015: 54%). The SVR attrition was driven by customer refinancing, either internally or through re-mortgaging, and customer sentiment over expected future interest rate movements. The SVR attrition was £3,464m (H115: £3,854m).

Geographical distribution

The Santander UK new business data in these tables cover H116 compared with FY15. The Council of Mortgage Lenders (CML) new business data for H116 covers the three months ended 31 March 2016 (2015: nine months ended 30 September 2015) because that was the only data available for H116 when we went to print. The percentages are calculated on a value weighted basis.

UK region	30 June 2016			31 December 2015
	Santander UK		CML	Santander UK		CML
	Stock	New business	New business	Stock	New business	New business
	%	%	%	%	%	%
East Anglia	3	3	4	3	3	4
London	23	29	20	23	28	21
Midlands	10	9	13	10	10	12
North and North West	10	8	10	10	8	10
Northern Ireland	3	1	1	3	1	1
Scotland	5	3	7	5	4	7
South East excluding London	30	33	27	30	32	27
South West and Wales	11	10	12	11	10	12
Yorkshire and Humberside	5	4	6	5	4	6
	100	100	100	100	100	100

30 June 2016 compared to 31 December 2015

At 30 June 2016, the lending profile of the portfolio represented a geographical footprint across the UK, while continuing to reflect a concentration around London and the South East.

Average loan size for new business

In H116, the average loan size for new business increased, to £199,000 for the UK overall, £264,000 for the South East including London and £142,000 for the rest of the UK. The loan-to-income multiple of mortgage lending in H116 was 3.13 (FY15: 3.10).

Half Yearly Financial Report 2016

Risk review

Loan-to-value analysis

This table shows the LTV distribution for mortgage asset stock, NPL stock and new business. We have included fees added to the loan in the calculation. If the product is on flexible terms, the calculation only includes the drawn loan amount, not undrawn limits. The new business data below covers H116 compared with FY15.

LTV	30 June 2016			31 December 2015
		of which:			of which:
	Stock %	NPL stock %	New business %	Stock %	NPL stock %	New business %
up to 50%	45	37	17	40	33	16
>50–75%	41	36	43	42	36	41
>75–80%	5	5	17	6	6	16
>80–85%	4	4	8	4	5	11
>85–90%	2	4	10	3	4	12
>90–95%	1	3	5	2	3	4
>95–100%	1	2	–	1	3	–
>100% i.e. negative equity	1	9	–	2	10	–
	100	100	100	100	100	100
Collateral value of residential properties(1)(2)	£153,113m	£2,121m	£12,086m	£152,432m	£2,190m	£25,228m

	%	%	%	%	%	%
Simple average(3) LTV (indexed)	44	47	65	45	50	65
Value weighted average(4) LTV (indexed)	40	40	60	41	44	60

(1)	Includes collateral against loans in negative equity of £1,908m at 30 June 2016 (2015: £2,285m).
(2)	The collateral value we have shown is limited to the balance of each associated individual loan. It does not include the impact of overcollateralisation (where the collateral has a higher value than the loan balance).
(3)	Unweighted average of LTV of all accounts.
(4)	Total of all loan values divided by the total of all valuations.

30 June 2016 compared to 31 December 2015

In H116, we maintained our prudent lending criteria, with an average LTV of 65% on new lending (FY15: 65%). Our lending with an LTV of over 85% accounted for 15% of new business flow (FY15: 16%).

At 30 June 2016, stock LTV was broadly unchanged at 44% (2015: 45%).

At 30 June 2016 the parts of the loans in negative equity which were effectively uncollateralised (before taking account of impairment loss allowances) reduced to £332m (2015: £387m).

Credit performance

	30 June 2016 £m	31 December 2015 £m
Mortgage loans and advances to customers of which:	153,445	152,819
Performing(1)	149,837	148,963
Early arrears:	1,434	1,604
– 31 to 60 days	883	979
– 61 to 90 days	551	625
NPLs:(2)(3)	2,174	2,252
– By arrears	1,698	1,826
– By bankruptcy	24	34
– By maturity default	298	263
– By forbearance	102	83
– By properties in possession (PIPs)	52	46

(1)	Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £3,277m of mortgages (2015: £3,486m) where the customer did not pay for 30 days or less.
(2)	We define NPLs in the ‘Credit risk management’ section in the 2015 Annual Report.
(3)	All NPLs are in the UK and continue accruing interest.

26  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Forbearance

Forbearance started in the period(1)

The balances that entered forbearance in H116 and H115 were:

	Half year to 30 June 2016		Half year to 30 June 2015
	£m	%	£m	%
Capitalisation	125	48	177	53
Term extension	137	52	137	41
Interest-only	–	–	22	6
	262	100	336	100

(1)	The figures reflect the forbearance activity in the period, regardless of whether there was any forbearance on the accounts before.

Forbearance total position(1)

The balances at 30 June 2016 and 31 December 2015, analysed by their payment status at the period-end and the forbearance we applied, were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m	Impairment loss allowances £m
30 June 2016
In arrears	316	91	259	666	26
Performing	405	253	526	1,184	12
	721	344	785	1,850	38
Proportion of portfolio	0.5%	0.2%	0.5%	1.2%

31 December 2015
In arrears	412	123	305	840	34
Performing	1,278	711	839	2,828	27
	1,690	834	1,144	3,668	61
Proportion of portfolio	1.1%	0.5%	0.7%	2.4%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the period-end.

30 June 2016 compared to 31 December 2015

The forbearance started in H116 was lower than in H115. We also changed our forbearance policy in March 2015, so we no longer offer interest-only concessions to customers in financial difficulties. Instead, we offer reduced repayment arrangements for a time. Their account stays on capital and interest terms and any shortfall in capital repayment is added to the arrears.

At 30 June 2016, the total stock of forbearance reduced by 50% to £1,850m (2015: £3,668m). This decrease was mainly due to the application of exit criteria to our forbearance policy in H116 as described in the ‘Forbearance summary’ of the ‘Santander UK group level – credit risk review’ section. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £1,652m to £2,016m.

At 30 June 2016, the proportion of accounts in forbearance for more than six months that had made their last six months’ contractual payments decreased to 78% (2015: 85%). Accounts in forbearance that were performing decreased to £1.2bn or 64% by value (2015: £2.8bn or 77% by value) mainly due to the application of exit criteria as described above. The weighted average LTV of all accounts in forbearance was 36% (2015: 35%) compared to the weighted average portfolio LTV of 40% (2015: 41%).

At 30 June 2016, impairment loss allowances as a percentage of the overall mortgage portfolio were 0.23% (2015: 0.28%). The equivalent ratio for performing accounts in forbearance was 1.01% (2015: 0.95%), and for accounts in arrears in forbearance was 3.90% (2015: 4.07%). The higher ratios for accounts in forbearance reflect the higher levels of impairment loss allowances we hold on these accounts. This reflects the higher risk on them.

At 30 June 2016, the carrying value of mortgages classified as multiple forbearance decreased to £93m (2015: £98m).

Other changes in contract terms

At 30 June 2016, there were £5.4bn (2015: £5.7bn) of other mortgages on the balance sheet that we had modified since January 2008. We agreed these modifications in order to keep a good relationship with the customer. The customers were not showing any signs of financial difficulty at the time, so we don’t classify these changes as forbearance.

We keep the performance and profile of the accounts under review. At 30 June 2016:

–	The average LTV was 37% (2015: 39%) and 94% (2015: 94%) of accounts had made their last six months’ contractual payments
–	The proportion of accounts that were 90 days or more in arrears was 1.61% (2015: 1.60%).

Half Yearly Financial Report 2016

Risk review

Higher risk loans and other segments of particular interest

We are mainly a residential prime lender and we do not originate sub-prime or second charge mortgages. Despite that, some types of mortgages have higher risks and others stand out for different reasons. These are:

–	Interest-only loans
–	Flexible loans
–	Loans with LTV >100%
–	Buy-to-let loans.

The arrears performance of these mortgages has continued to be relatively stable with arrears and loss rates remaining low.

Higher risk loans – borrower profile(1)

The new business data below covers H116 compared with FY15.

	30 June 2016		31 December 2015
	Stock £m	New business £m	Stock £m	New business £m
Full interest-only loans	43,109	1,901	44,050	4,178
Part interest-only, part repayment loans(2)	14,934	808	15,299	1,996
Flexi loans	13,265	125	13,951	508
Other flexible loans(3)	4,730	–	5,156	–
Loans with LTV >100%	2,240	–	2,672	–
Buy-to-let	5,987	1,268	4,956	2,393
Interest-only and LTV >100%	1,656	–	1,980	1

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(2)	Mortgage balances include both the interest-only part of £10,748m (2015: £10,918m) and the non-interest-only part of the loan.
(3)	Legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.

30 June 2016 compared to 31 December 2015

In H116, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting our strategy to manage down the overall exposure to this lending profile.

Buy-to-let lending in H116 increased to 11% (FY15: 9%) of new business flow as described in the ‘Borrower profile’ section. From a mortgage asset stock perspective, loans with a current LTV >100% at 30 June 2016 decreased to 1% (2015: 2%) driven by rising house prices.

Higher risk loans – credit performance

		Segment of particular interest(1)
	Total £m	Interest-only £m	Part interest-only, part repayment £m	Flexible(2) £m	LTV >100% £m	Buy-to-let £m	Other portfolio £m	(3)
30 June 2016
Mortgage portfolio	153,445	43,109	14,934	17,995	2,240	5,987	87,350
Performing	149,837	41,432	14,427	17,596	1,980	5,962	86,193
Early arrears:
– 31 to 60 days	883	400	113	76	37	6	337
– 61 to 90 days	551	261	84	56	30	3	209
NPLs	2,174	1,016	310	267	193	16	611
NPL ratio	1.42%	2.36%	2.08%	1.48%	8.62%	0.27%	0.70%
PIPs	52	22	14	6	22	–	11

31 December 2015
Mortgage portfolio	152,819	44,050	15,299	19,107	2,672	4,956	84,786
Performing	148,963	42,280	14,742	18,711	2,358	4,929	83,537
Early arrears:
– 31 to 60 days	979	441	143	81	48	7	382
– 61 to 90 days	625	289	87	52	38	5	238
NPLs	2,252	1,040	327	263	228	15	629
NPL ratio	1.47%	2.36%	2.14%	1.38%	8.53%	0.30%	0.74%
PIPs	46	23	9	6	22	1	9

(1)	Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

28  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

30 June 2016 compared to 31 December 2015

At 30 June 2016, interest-only loans, part interest-only, part repayment loans, and loans with an LTV >100% had a higher than average NPL ratio. However, NPLs for these portfolios reduced in H116 in line with wider portfolio trends.

Of the interest-only portfolio of £43,109m (2015: £44,050m), £1,914m (2015: £1,840m) was due to mature in two years. £504m (2015: £429m) was term expired, 91% (2015: 91%) of which continued to pay the interest due under the expired contract terms.

At 30 June 2016, there were 108,619 (2015: 113,232) flexible mortgage customers, with undrawn facilities of £6,453m (2015: £6,608m) and a utilisation rate of 67% (2015: 68%). The portfolio’s value weighted LTV (indexed) was 31% (2015: 32%).

At 30 June 2016 the stock of PIPs of £52m (2015: £46m) remained low.

Higher risk loans – forbearance(1)(2)

The forbearance arrangements which started in H116 and H115 were:

	Interest-only	(3)	Flexible	LTV >100%	Buy-to-let
Half year to 30 June 2016
Total value	£192m		£27m	–	£4m
Proportion of portfolio(4)	73%		10%	–	2%

Half year to 30 June 2015
Total value	£222m		£35m	–	£4m
Proportion of portfolio(4)	66%		10%	–	1%

(1)	The figures reflect the forbearance activity in the period, regardless of whether there was any forbearance on the accounts before.
(2)	Where a loan falls into more than one category, we have included it in all the categories that apply.
(3)	Comprises full interest-only loans and part interest-only, part repayment loans.
(4)	Proportion of total forbearance arrangements which commenced during the period.

30 June 2016 compared to 30 June 2015

The forbearance started in H116 was lower than in H115, in line with the overall reductions seen in flows into forbearance in H116.

Half Yearly Financial Report 2016

Risk review

CONSUMER FINANCE AND OTHER UNSECURED LENDING

We provide vehicle consumer and other unsecured finance for personal and business banking customers. This includes personal loans, credit cards, business banking and bank account overdrafts.

Lending

We analyse movements in H116 and FY15 in the tables below.

		Other unsecured
	Vehicle consumer finance £m	Personal loans £m	Credit cards £m	Business banking £m	Overdrafts £m	Total £m
Half year to 30 June 2016
At 1 January 2016	6,290	2,201	2,834	150	536	12,011
Net lending in the period(1)	266	33	(267)	6	(11)	27
At 30 June 2016	6,556	2,234	2,567	156	525	12,038

Year to 31 December 2015
At 1 January 2015	3,303	2,208	2,247	155	544	8,457
Net lending in the year(1)	526	(7)	587	(5)	(8)	1,093
Acquisitions	2,461	–	–	–	–	2,461
At 31 December 2015	6,290	2,201	2,834	150	536	12,011

(1)	Includes vehicle consumer finance gross lending of £1,634m in H116 (FY15: £2,958m).

Credit performance

		Other unsecured
	Vehicle consumer finance £m	Personal loans £m	Credit cards £m	Business banking £m	Overdrafts £m	Total £m
30 June 2016
Loans and advances to customers of which:	6,556	2,234	2,567	156	525	12,038
Performing(1)	6,480	2,191	2,502	141	470	11,784
Early arrears	46	26	26	6	29	133
NPLs(2)	30	17	39	9	26	121
Impairment loss allowances	142	61	84	13	42	342

NPL ratio(3)						1.00%
Coverage ratio(4)						283%

31 December 2015
Loans and advances to customers of which:	6,290	2,201	2,834	150	536	12,011
Performing(1)	6,217	2,157	2,771	138	483	11,766
Early arrears	45	27	23	4	25	124
NPLs(2)	28	17	40	8	28	121
Impairment loss allowances	136	60	86	14	42	338

NPL ratio(3)						1.01%
Coverage ratio(4)						279%

(1)	Excludes loans and advances to customers where the customer did not pay for between 31 and 90 days and NPLs.
(2)	We define NPLs in the ‘Credit risk management’ section in the 2015 Annual Report.
(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio exceeds 100%.

30 June 2016 compared to 31 December 2015

Consumer finance balances increased 5% to £6,556m (2015: £6,290m), driven by higher retail customer loans and car dealer funding. Other unsecured lending balances, which include bank overdrafts, unsecured personal loans (UPL), and credit cards, decreased 4% to £5,482m (2015: £5,721m) in an increasingly competitive market.

30  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

COMMERCIAL BANKING – CREDIT RISK REVIEW

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances.

Commercial Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section in the 2015 Annual Report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
30 June 2016
9	14	–	911	925
8	116	–	1,433	1,549
7	319	449	246	1,014
6	2,716	6,332	–	9,048
5	4,337	3,173	–	7,510
4	4,403	714	–	5,117
1 to 3	663	186	–	849
Other(1)	241	34	–	275
	12,809	10,888	2,590	26,287

31 December 2015
9	14	–	970	984
8	116	1	892	1,009
7	335	659	257	1,251
6	2,440	5,555	50	8,045
5	4,396	3,486	–	7,882
4	4,214	574	–	4,788
1 to 3	536	215	–	751
Other(1)	292	56	–	348
	12,343	10,546	2,169	25,058

(1)	Consists of smaller exposures mainly in the commercial mortgages portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution

Almost all our lending is to customers in the UK. We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

30 June 2016 compared to 31 December 2015

Our lending to customers has grown consistently since 2008, and we continue to operate within our prudent Risk Appetite. At 30 June 2016, 99.8% (2015: 99.7%) of our portfolio was with UK counterparties.

In H116, our committed exposures increased by 5% to £26.3bn (2015: £25.1bn), despite an increasingly competitive environment, macro-economic uncertainty and the resulting slowdown in activity relating to the UK referendum on EU membership. Our Mid Corporate and SME exposures increased by 4% to £12.8bn (2015: £12.3bn) due to growth in the Mid Corporate portfolio. This more than offset a slight reduction in SME exposures. Our Commercial Real Estate portfolio increased by 3% to £10.9bn (2015: £10.5bn), with new business levels more than offsetting repayments.

Our Social Housing portfolio increased by 19% to £2.6bn (2015: £2.2bn), driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities and on current market terms.

Commercial Banking – credit risk mitigation

At 30 June 2016, the collateral we held against impaired loans was 43% (2015: 43%) of the carrying amount of the impaired loan balances.

Half Yearly Financial Report 2016

Risk review

Commercial Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2015 Annual Report). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 30 June 2016 and 31 December 2015.

	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
30 June 2016
Total committed exposure of which:(1)	12,809	10,888	2,590	26,287
– Performing (Non-Watchlist)	10,872	10,543	2,529	23,944
– Watchlist: Enhanced monitoring	1,056	66	50	1,172
– Watchlist: Proactive management	436	70	11	517
– Non-performing exposure(2)	445	209	–	654
Observed impairment loss allowances	158	57	–	215
IBNO(3)				39
Total impairment loss allowances				254

31 December 2015
Total committed exposure of which:(1)	12,343	10,546	2,169	25,058
– Performing (Non-Watchlist)	10,617	10,083	2,162	22,862
– Watchlist: Enhanced monitoring	969	150	7	1,126
– Watchlist: Proactive management	341	123	–	464
– Non-performing exposure(2)	416	190	–	606
Observed impairment loss allowances	162	56	–	218
IBNO(3)				42
Total impairment loss allowances				260

(1)	Includes committed facilities and derivatives. We define ‘enhanced monitoring’ and ‘proactive management’ in the ‘Risk monitoring‘ section in the 2015 Annual Report.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 23 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements in the 2015 Annual Report.

30 June 2016 compared to 31 December 2015

In our Mid Corporate and SME portfolio, exposures subject to enhanced monitoring increased by 9% to £1,056m (2015: £969m), whilst exposures subject to proactive management increased by 28% to £436m (2015: £341m). These increases were across a number of sectors and related mainly to trading concerns for certain customers.

In our Commercial Real Estate portfolio, exposures subject to proactive management decreased by 43% to £70m (2015: £123m), driven by the reclassification of a single legacy case to NPL, where the collateral currently exceeds the value of the loan. Exposures subject to enhanced monitoring decreased by 56% to £66m (2015: £150m) due to successful refinancings.

In our Social Housing portfolio, exposures subject to enhanced monitoring increased to £50m (2015: £7m), due to the addition of one customer following governance issues. One case of £11m (2015: £nil) is subject to proactive management due to further governance issues.

32  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Commercial Banking – forbearance

We only made forbearance arrangements for lending to customers. We have not made any forbearance arrangements with our Social Housing counterparties.

Forbearance started in the period(1)

The exposures that entered forbearance in H116 and H115 were:

	Half year to 30 June 2016			Half year to 30 June 2015
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Term extension	57	12	69	33	11	44
Interest-only	45	1	46	57	4	61
Other payment rescheduling	77	7	84	54	8	62
	179	20	199	144	23	167

(1)	The figures reflect the forbearance activity in the period, regardless of whether there was any forbearance on the accounts before.

Forbearance total position(1)

The exposures at 30 June 2016 and 31 December 2015, analysed by their payment status at the period-end and the forbearance we applied, were:

	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment loss allowances £m
30 June 2016
Non-performing	99	157	133	389	148
Performing	70	45	101	216	1
	169	202	234	605	149
Proportion of portfolio	0.6%	0.8%	0.9%	2.3%

31 December 2015
Non-performing	95	169	141	405	144
Performing	72	138	90	300	2
	167	307	231	705	146
Proportion of portfolio	0.7%	1.2%	0.9%	2.8%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts that were open at the period-end.

30 June 2016 compared to 31 December 2015

The forbearance started in H116 was higher than in H115 due to an increase in forbearance activity mainly in our Mid Corporate and SME portfolio.

At 30 June 2016, the cumulative forbearance stock reduced by 14% to £605m (2015: £705m). This decrease was mainly due to the application of exit criteria to our forbearance policy in H116 as described in the ‘Forbearance summary’ of the ‘Santander UK group level – credit risk review’ section. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £166m to £539m. The accounts in forbearance as a percentage of the portfolio reduced to 2.3% (2015: 2.8%).

At 30 June 2016, 82% (2015: 87%) of the cumulative forbearance stock had entered forbearance before default. 36% (2015: 43%) of these exposures were keeping to the forbearance terms showing that much of the action had been effective.

Debt-for-equity swaps

At 30 June 2016, we also had equity securities that arose from debt-for-equity swaps in respect of loans of £10m (2015: £10m).

Half Yearly Financial Report 2016

Risk review

Higher risk loans and other segments of particular interest

Commercial Real Estate is lending to UK customers, primarily on tenanted property assets, with a focus on the office, retail, industrial and residential sectors. The Commercial Real Estate market experienced a challenging environment in the immediate years after the last financial crisis and has previously seen regular cyclical downturns. In addition to the disclosures on the Commercial Real Estate portfolio earlier in this section, we include below more detail on credit management, credit performance, and sector and LTV analyses.

Commercial Real Estate – credit management

We have a clearly defined Commercial Real Estate credit risk policy and risk appetite, both of which we review regularly in light of market conditions and our exposure to separate asset classes. We assess risk appetite on a deal-by-deal basis taking into account transaction risks and the risk profile. We structure transactions on a case-by-case basis to give us a clear exit strategy at loan maturity. The repayment schedule is driven by a number of factors, including the exit strategy, the opening debt position, the nature of the asset class, the weighted average lease length, the tenant profile and the re-letting risk. All Commercial Real Estate loans benefit from senior positions in the creditor hierarchy.

Commercial Real Estate – credit performance

The table below shows the Commercial Real Estate total committed exposures, non-performing exposure ratios and weighted average LTVs at 30 June 2016 and 31 December 2015:

	30 June 2016	31 December 2015
Total committed exposure	£10,888m	£10,546m
Non-performing exposure ratio(1)	1.9%	1.8%
Weighted average LTV	52%	52%

(1)	Non-performing exposures as a percentage of total committed exposures.

30 June 2016 compared to 31 December 2015

At 30 June 2016, our non-performing exposure ratio was 1.9% (2015: 1.8%) reflecting our conservative credit risk policy. Commercial Real Estate loans written before 2009 totalled £750m (2015: £876m), with a non-performing exposure ratio of 24.2% (2015: 16.6%), the increase in the ratio being driven by a continued reduction in the pre-2009 exposures. The pre-2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk.

Commercial Real Estate – sector analysis

The table below shows the sector analysis of the Commercial Real Estate portfolio at 30 June 2016 and 31 December 2015:

	30 June 2016		31 December 2015
Sector	£m	%	£m	%
Office	2,819	26	2,430	23
Retail	2,198	20	2,093	20
Industrial	1,439	13	1,472	14
Residential	1,203	11	1,124	11
Mixed use	1,254	12	1,219	11
Student accommodation	245	2	272	3
Hotels and leisure	498	5	509	5
Other	249	2	353	3
Standardised portfolio(1)	983	9	1,074	10
	10,888	100	10,546	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

34  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Commercial Real Estate – LTV analysis

The table below shows the LTVs of the Commercial Real Estate portfolio at 30 June 2016 and 31 December 2015:

	30 June 2016				31 December 2015
	Total exposure		Non-performing exposure		Total exposure		Non-performing exposure
	£m	%	£m	%	£m	%	£m	%
Up to 50%	4,105	38	–	–	3,807	36	8	4
50% to 60%	3,813	35	2	1	3,437	33	–	–
60% to 70%	1,093	10	3	1	1,443	14	–	–
70% to 80%	143	1	50	24	147	1	16	8
80% to 90%	55	1	6	3	119	1	29	15
90% to 100%	31	–	19	9	72	1	48	26
>100% i.e. negative equity	102	1	100	48	56	–	55	29
Standardised portfolio(1)	983	9	11	5	1,074	10	16	9
Total with collateral	10,325	95	191	91	10,155	96	172	91
Development loans	563	5	18	9	391	4	18	9
	10,888	100	209	100	10,546	100	190	100

(1)	Consists of smaller value transactions, mainly commercial mortgages.

30 June 2016 compared to 31 December 2015

The Commercial Real Estate portfolio was well diversified by sector at 30 June 2016 and 31 December 2015. The portfolio also represented a diverse geographical footprint across the UK, while continuing to reflect a slight concentration around London and the South East.

At 30 June 2016, the LTV profile of the portfolio remained conservative with £7,918m (2015: £7,244m) of the non-standardised portfolio at or below 60% LTV. This reflects the vintage of the portfolio as 93% (2015: 92%) was originated in 2009 or later. Most higher LTV deals are older deals still in the portfolio.

At 30 June 2016, loans with development risk were only 5% (2015: 4%) of the total Commercial Real Estate portfolio. All development lending is on a non-speculative basis with significant pre-lets in place.

In H116, no new business was written above 70% LTV, and 96% was written at or below 60% LTV. At 30 June 2016, the average LTV of the non-standardised portfolio, weighted by exposure, was 52% (2015: 52%). The weighted average LTV of new deals in H116 was 50% (FY15: 52%).

The average loan size at 30 June 2016 was £4.8m (2015: £4.1m) and the top ten exposures made up 8% (2015: 8%) of the total Commercial Real Estate portfolio exposure.

Commercial Real Estate – refinancing risk

As part of our annual review process, for Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. We also look at other aspects (such as covenant compliance) which could mean we have to put the case on our Watchlist. In addition, if we do not receive an acceptable refinancing proposal six months before the loan matures, we put it on our Watchlist.

At 30 June 2016, Commercial Real Estate loans of £1,452m (2015: £1,471m) were due to mature within 12 months. Of these, £190m, i.e. 13% (2015: £144m, i.e. 10%) had an LTV ratio higher than is acceptable under our current credit policy. At 30 June 2016, £181m of this (2015: £139m) had been put on our Watchlist or recorded as NPL and had an impairment loss allowance of £40m (2015: £20m).

Half Yearly Financial Report 2016

Risk review

GLOBAL CORPORATE BANKING – CREDIT RISK REVIEW

In Global Corporate Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances. But in the committed exposures tables below, we show Sovereigns and Supranationals net of short positions. They also include Sovereign and Supranational exposures that form part of our liquidity management strategy, managed by Short Term Markets on behalf of Corporate Centre.

Large Corporate reverse repurchase agreement exposures are shown net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances on the balance sheet.

The derivative and other treasury product exposures (which are classified as ‘Financial Institutions’) shown are also typically lower than the asset balances. This is because we show our overall risk exposure which takes into account our procedures to mitigate credit risk. The asset balances on our balance sheet only reflect the more restrictive netting permitted by IAS 32.

Global Corporate Banking – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section in the 2015 Annual Report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
30 June 2016
9	1,267	20	516	1,803
8	3,120	1,736	3,138	7,994
7	980	6,240	2,879	10,099
6	–	8,683	711	9,394
5	–	4,149	131	4,280
4	–	131	–	131
1 to 3	–	64	1	65
	5,367	21,023	7,376	33,766

31 December 2015
9	889	3	266	1,158
8	2,889	1,769	3,811	8,469
7	789	5,963	2,982	9,734
6	–	8,351	446	8,797
5	–	3,823	10	3,833
4	–	123	–	123
1 to 3	–	32	–	32
	4,567	20,064	7,515	32,146

36  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
30 June 2016
UK	1,122	17,776	3,441	22,339
Peripheral eurozone	980	789	611	2,380
Rest of Europe	48	2,047	1,534	3,629
US	74	80	1,062	1,216
Rest of world	3,143	331	728	4,202
	5,367	21,023	7,376	33,766

31 December 2015
UK	–	16,858	3,647	20,505
Peripheral eurozone	789	762	775	2,326
Rest of Europe	872	1,926	1,170	3,968
US	–	171	1,277	1,448
Rest of world	2,906	347	646	3,899
	4,567	20,064	7,515	32,146

30 June 2016 compared to 31 December 2015

In H116, our committed exposures increased by 5% to £33.8bn (2015: £32.1bn) mainly due to increases in our Sovereign and Supranational and Large Corporate portfolios.

Sovereign and Supranational exposures increased by 18% to £5.4bn (2015: £4.6bn). Increased holdings, primarily in UK Government securities, were partly offset by decreases in European government securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile stayed mainly short-term (up to one year), reflecting the purpose of the holdings.

Large Corporate exposures increased by 5% to £21.0bn (2015: £20.1bn) with two sizeable client drawdowns, in addition to other refinancing and origination activities relating to project acquisition finance and transactional services. At 30 June 2016, our direct lending committed exposure to oil and gas customers was £1.6bn (2015: £1.7bn) and to mining customers was £0.9bn (2015: £1.2bn). Credit quality remained broadly stable. The portfolio profile stayed mainly short to medium-term (up to five years), reflecting the type of finance we provided to support our clients’ needs.

Exposures in our Financial Institutions portfolio reduced marginally to £7.4bn (2015: £7.5bn).

Global Corporate Banking – credit risk mitigation

At 30 June 2016 the top 20 clients with derivative exposure made up 67% (2015: 70%) of our total derivative exposure, all of which were banks and central counterparties (CCPs). The weighted-average credit rating was 7.3 (2015: 7.4). At 30 June 2016 and 31 December 2015, we held no collateral against impaired loans in the Large Corporate portfolio.

Half Yearly Financial Report 2016

Risk review

Global Corporate Banking – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2015 Annual Report). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 30 June 2016 and 31 December 2015.

	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
30 June 2016
Total committed exposure of which:(1)	5,367	21,023	7,376	33,766
– Performing (Non-Watchlist)	5,367	19,614	6,933	31,914
– Watchlist: Enhanced monitoring	–	1,131	442	1,573
– Watchlist: Proactive management	–	214	1	215
– Non-performing exposure(2)	–	64	–	64
Observed impairment loss allowances	–	31	–	31
IBNO(3)				24
Total impairment loss allowances				55

31 December 2015
Total committed exposure of which:(1)	4,567	20,064	7,515	32,146
– Performing (Non-Watchlist)	4,567	18,176	7,459	30,202
– Watchlist: Enhanced monitoring	–	1,758	4	1,762
– Watchlist: Proactive management	–	120	52	172
– Non-performing exposure(2)	–	10	–	10
Observed impairment loss allowances	–	9	–	9
IBNO(3)				24
Total impairment loss allowances				33

(1)	Includes committed facilities and derivatives. We define ‘enhanced monitoring’ and ‘proactive management’ in the ‘Risk monitoring‘ section in the 2015 Annual Report.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 23 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements in the 2015 Annual Report.

30 June 2016 compared to 31 December 2015

In our Large Corporate portfolio, exposures subject to proactive management increased by 78% to £214m at 30 June 2016 (2015: £120m) driven by a single customer in our mining portfolio which was moved from enhanced monitoring. Exposures subject to enhanced monitoring decreased by 36% to £1,131m at 30 June 2016 (2015: £1,758m) driven by this customer move as well as some customers returning to performing status due to improved trading.

In our Financial Institutions portfolio, exposures subject to enhanced monitoring increased to £442m (2015: £4m) due to a secured loan transaction to an existing Watchlist customer. This loan was over-collateralised with high quality assets and is puttable on a quarterly basis.

In our Sovereign and Supranational portfolio, no exposures were subject to proactive management or enhanced monitoring.

Non-performing exposures increased to £64m (2015: £10m) due to the movement of a single exposure to non-performing in our Large Corporate portfolio.

Global Corporate Banking – forbearance

At 30 June 2016, there were two forborne cases totalling £19m (2015: one case totalling £10m), of which £10m (2015: £10m) was classified as NPL.

38  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

CORPORATE CENTRE – CREDIT RISK REVIEW

In Corporate Centre, credit risk arises on assets in the balance sheet and in off-balance sheet transactions such as credit facilities or guarantees. As a result, committed exposures are typically higher than asset balances. It also excludes Sovereign exposures managed by Short Term Markets in Global Corporate Banking.

Corporate Centre – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see the ‘Credit quality’ section in the 2015 Annual Report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off(1) £m	Social Housing £m	Total £m
30 June 2016
9	23,061	1,542	–	–	3,222	27,825
8	–	1,581	619	1	3,335	5,536
7	–	620	302	31	675	1,628
6	–	–	–	559	45	604
5	–	–	–	257	–	257
4	–	–	–	159	–	159
1 to 3	–	–	–	108	–	108
Other(2)	–	–	–	527	–	527
	23,061	3,743	921	1,642	7,277	36,644

31 December 2015
9	24,153	1,437	–	–	3,423	29,013
8	–	1,394	484	1	2,940	4,819
7	–	761	268	6	1,072	2,107
6	–	–	21	702	213	936
5	–	–	–	164	–	164
4	–	–	–	146	–	146
1 to 3	–	–	–	84	–	84
Other(2)	–	–	–	596	–	596
	24,153	3,592	773	1,699	7,648	37,865

(1)	Consists of commercial mortgages and residual structured and asset finance loans (shipping, aviation, and structured finance).
(2)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

Half Yearly Financial Report 2016

Risk review

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
30 June 2016
UK	15,641	1,224	302	1,373	7,277	25,817
Peripheral eurozone	–	5	–	7	–	12
Rest of Europe	1,432	1,505	145	29	–	3,111
US	4,426	–	474	21	–	4,921
Rest of world	1,562	1,009	–	212	–	2,783
	23,061	3,743	921	1,642	7,277	36,644

31 December 2015
UK	19,354	1,202	289	1,420	7,648	29,913
Peripheral eurozone	–	2	–	8	–	10
Rest of Europe	1,093	1,546	194	27	–	2,860
US	2,526	50	290	21	–	2,887
Rest of world	1,180	792	–	223	–	2,195
	24,153	3,592	773	1,699	7,648	37,865

30 June 2016 compared to 31 December 2015

In H116, committed exposures decreased by 3% to £36.6bn (2015: £37.9bn) mainly in our Sovereign and Supranational portfolio.

Exposures in our Sovereign and Supranational portfolio are mainly cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The decrease of 5% in the overall exposure to £23.1bn (2015: £24.2bn) was driven by a reduction in deposits in the UK, offset in part by an increase in US deposits, as part of normal liquidity management.

Legacy Portfolios in run-off reduced slightly in H116 at £1.6bn (2015: £1.7bn). Social Housing exposures reduced in H116 as we continued to refinance longer-dated loans onto shorter maturities (and on current market terms) that are then managed in Commercial Banking.

Corporate Centre – credit risk mitigation

We reduce credit risk in derivatives with netting agreements, collateralisation and the use of CCPs. For details of our approach to credit risk mitigation, see the ‘Global Corporate Banking – credit risk management’ section in the 2015 Annual Report.

At 30 June 2016 we had cash collateral of £460m (2015: £551m) held against our Legacy Portfolios in run-off. The collateral we held against impaired loans was 100% (2015: 100%) of the impaired loan balances.

40  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Corporate Centre – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2015 Annual Report). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 30 June 2016 and 31 December 2015.

	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
30 June 2016
Total committed exposure of which:(1)	23,061	3,743	921	1,642	7,277	36,644
– Performing (Non-Watchlist)	23,061	3,743	921	1,448	7,099	36,272
– Watchlist: Enhanced monitoring	–	–	–	61	178	239
– Watchlist: Proactive management	–	–	–	11	–	11
– Non-performing exposure(2)	–	–	–	122	–	122
Observed impairment loss allowances	–	–	–	70	–	70
IBNO(3)						36
Total impairment loss allowances						106

31 December 2015
Total committed exposure of which:(1)	24,153	3,592	773	1,699	7,648	37,865
– Performing (Non-Watchlist)	24,153	3,592	773	1,493	7,574	37,585
– Watchlist: Enhanced monitoring	–	–	–	102	74	176
– Watchlist: Proactive management	–	–	–	10	–	10
– Non-performing exposure(2)	–	–	–	94	–	94
Observed impairment loss allowances	–	–	–	55	–	55
IBNO(3)						47
Total impairment loss allowances						102

(1)	Includes committed facilities and derivatives. We define ‘enhanced monitoring’ and ‘proactive management’ in the ‘Risk monitoring‘ section in the 2015 Annual Report.
(2)	Non-performing exposure includes committed facilities and derivative exposures. So it can exceed the NPLs in the table on page 23 which only include drawn balances.
(3)	Allowance for incurred but not observed (IBNO) losses as described in Note 1 to the Consolidated Financial Statements in the 2015 Annual Report.

30 June 2016 compared to 31 December 2015

Watchlist exposures increased by 34% to £250m at 30 June 2016 (2015: £186m). The increase was driven by a single Social Housing group added to enhanced monitoring due to governance issues.

Non-performing exposures increased slightly to £122m at 30 June 2016 (2015: £94m) due to further stress in our aviation portfolio.

Half Yearly Financial Report 2016

Risk review

Corporate Centre – forbearance

We have only made forbearance arrangements for the Legacy Portfolios in run-off.

Forbearance started in the period(1)

The exposures that entered forbearance in H116 and H115 were:

	Half year to 30 June 2016	Half year to 30 June 2015
	£m	£m
Term extension	22	–
Interest-only	4	9
Other payment rescheduling	14	3
	40	12

(1)	The figures reflect the forbearance activity in the period, regardless of whether there was any forbearance on the accounts before.

Forbearance total position(1)

The exposures at 30 June 2016 and 31 December 2015, analysed by their payment status at the period-end and the forbearance we applied, were:

	Term extension	Interest-only	Other payment rescheduling	Total	Impairment loss allowances
	£m	£m	£m	£m	£m
30 June 2016
Non-performing	21	9	17	47	33
Performing	14	11	10	35	1
	35	20	27	82	34
Proportion of Legacy Portfolios in run-off	2.2%	1.2%	1.6%	5.0%

31 December 2015
Non-performing	21	8	7	36	26
Performing	15	43	26	84	2
	36	51	33	120	28
Proportion of Legacy Portfolios in run-off	2.1%	3.0%	1.9%	7.0%

(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period-end.

30 June 2016 compared to 31 December 2015

The forbearance started in H116 was higher than in H115 due to a single aviation case that entered forbearance in H116 and a further term extension on a shipping transaction.

At 30 June 2016, the cumulative forbearance stock in our Legacy Portfolios in run-off reduced by 32% to £82m (2015: £120m). This decrease was due to the application of an exit criteria to our forbearance policy in H116 as described in the ‘Forbearance summary’ of the ‘Santander UK group level – credit risk review’ section. Applying these exit criteria to our forbearance stock at 31 December 2015, the loans reported as forborne would reduce by £39m to £81m.

42  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Market risk

Market risk management	Key metrics

In H116, there were no significant changes in the way we manage market risk as described in the 2015 Annual Report. Market risk review We analyse below our key trading and banking market risk metrics.

–    NIM sensitivity to +50bps decreased to £43m and to -50bps decreased to £(40)m

–    Economic Value of Equity (EVE) sensitivity to +50bps increased to £145m and to -50bps decreased to £(78)m.

The movement in NIM sensitivities in H116 was largely due to further margin compression and changes in the underlying management assumptions.

TRADING MARKET RISK REVIEW

This table shows our Internal VaR for 30 June 2016 and 31 December 2015, as defined in the ‘Trading market risk’ section of the 2015 Annual Report. There are figures for exposure to each of the main classes of risk. And for each period, we show the highest figures, the lowest, the average, and those at the period-end.

The VaR figures show how much the fair values of all our tradeable instruments (like shares or bonds) could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our income.

Trading instruments	Period-end exposure		Average exposure		Highest exposure		Lowest exposure
	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m	30 June 2016 £m	31 December 2015 £m
Interest rate risks(1)	2.4	2.0	2.3	2.8	3.0	4.6	1.7	1.7
Equity risks(2)	0.9	0.8	0.8	0.7	1.1	1.1	0.6	0.5
Credit (spread) risks(3)	–	–	–	–	–	0.2	–	–
Foreign exchange risks	2.1	0.1	1.0	0.1	2.1	0.1	0.1	–
Correlation offsets(4)	(3.4)	(0.9)	(1.6)	(0.9)	–	–	–	–
Total correlated one-day VaR	2.0	2.0	2.5	2.7	3.0	4.7	1.7	1.6

(1)	This measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	This measures the effect of equity prices, volatility and dividends on stock and derivatives.
(3)	This measures the effect of changes in the credit spread of corporate bonds or credit derivatives.
(4)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table.

Half Yearly Financial Report 2016

Risk review

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 30 June 2016 and 31 December 2015. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel shifts.

	30 June 2016		31 December 2015
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	43	(40)	131	39
EVE sensitivity	145	(78)	86	(54)

The movement in NIM sensitivities in H116 was largely due to further margin compression as a result of lower levels of the yield curve and changes in the underlying management assumptions we used for risk measurement purposes. We updated our assumptions to better reflect the continued low rate environment. This was partially offset by an increased volume of net fixed rate assets left unhedged.

We are also taking actions to be prepared for the possibility of negative interest rates in the UK, including a review of our systems and models, and to ensure any potential impact on our customers is appropriately managed.

Basis risk

We measure basis risk using various risk measures, including VaR. The VaR measure uses the same VaR methodology as our trading book. The basis risk VaR at 30 June 2016 was £3m (2015: £1m). It reflects our basis risk exposure between the Bank of England Bank Rate (Base Rate), reserve rate linked assets deposited with central banks, the Sterling Overnight Index Average (SONIA) rate and between London Interbank Offered Rates (LIBOR) of different terms. The increase in H116 was largely due to underlying net basis position changes as a result of the continued reduction in SVR mortgages and growth in bank account liability volumes.

Inflation and spread risks

The VaR of the portfolios of securities we held for liquidity and investment purposes at 30 June 2016 was £5m (2015: £3m). The main risk factors remain the inflation and spread risk exposures of these positions. The increase in H116 was due to an increase in spread risk driven by changes in the composition of our bond portfolio as part of normal liquidity management activities and due to an increase in market volatility at the start of H116 and following the EU referendum.

We regularly stress test these portfolios against historical and hypothetical scenarios. Using the possible losses we estimate from the stress tests, we establish limits that complement our VaR-based limits. At 30 June 2016, using historic deterministic stress tests, we estimated the worst three month stressed loss for these portfolios to be £286m (2015: £259m). The increase at 30 June 2016 was due to an increase in spread risk from changes in the composition of our bond portfolio.

44  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Liquidity risk

Liquidity risk management

We then analyse our wholesale funding. Finally we analyse how we have encumbered some of our assets to support our funding activities.

Key metric

–   The LCR improved to 133%. Our LCR eligible liquidity pool increased £3.6bn to £42.3bn at 30 June 2016, reflecting prudent liquidity planning and an increase in the collateral received for derivatives, which are used to hedge our foreign currency medium-term funding issuance.

In H116, there were no significant changes in the way we manage liquidity risk as described in the 2015 Annual Report.

Liquidity risk review

We analyse below our key liquidity metrics, including our Liquidity Coverage Ratio (LCR) and our eligible liquidity pool.

LIQUIDITY RISK MANAGEMENT

We manage liquidity risk on a consolidated basis. We created our governance, oversight and control frameworks, and our liquidity risk appetite (LRA), on the same basis.

Stress testing

Compliance with internal and regulatory stress tests

This table shows the Santander UK LRA and LCR reflecting the stress testing methodology in place at that time.

	LRA (two-month Santander UK specific requirement)		LCR
	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn
Eligible liquidity pool	36.4	34.4	41.7	37.8

Asset inflows	0.7	0.8	1.8	1.5

Stress outflows:
Retail and commercial deposit outflows	(9.5)	(9.2)	(7.9)	(7.6)
Wholesale funding and derivatives	(3.7)	(9.0)	(14.7)	(16.3)
Contractual credit rating downgrade exposure	(5.5)	(4.4)	(7.2)	(5.9)
Drawdowns of loan commitments	(3.1)	(2.7)	(3.3)	(3.1)
Other	(1.1)	(1.2)	–	–
Total stress net cash outflows	(22.2)	(25.7)	(31.3)	(31.4)
Surplus	14.2	8.7	10.4	6.4
Eligible liquidity pool as a percentage of anticipated net cash flows	164%	134%	133%	120%

The LCR improved to 133% at 30 June 2016 (2015: 120%).

Half Yearly Financial Report 2016

Risk review

OUR LIQUIDITY POOL

To minimise our liquidity risk we hold a portfolio of unencumbered liquid assets at all times.

Our LRA and regulatory requirements determine the size and composition of this portfolio.

LCR eligible liquidity pool

This table shows the carrying value and liquidity value of the assets in our eligible liquidity pool at 30 June 2016 and 31 December 2015. It also shows the weighted average carrying value in H116 and FY15:

	Carrying value		Liquidity value(1)		Weighted average carrying value in the period
	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn	30 June 2016 £bn	31 December 2015 £bn
Cash and balances at central banks	14.0	15.9	14.0	15.9	18.6	19.1
Government bonds	23.2	18.1	23.1	17.8	14.7	12.5
Supranational bonds and multilateral development banks	1.4	1.2	1.4	1.2	1.4	1.1
Covered bonds	2.7	2.1	2.5	1.8	2.5	2.3
Asset-backed securities	0.8	0.7	0.6	0.7	0.8	0.6
Corporate bonds	–	0.1	–	0.1	–	0.1
Equities	0.2	0.6	0.1	0.3	0.6	0.5
	42.3	38.7	41.7	37.8	38.6	36.2

(1)	Liquidity value is the carrying value with the applicable LCR haircut applied.

Composition of the eligible liquidity pool

This table shows the allocation of the carrying value of the assets in our eligible liquidity pool for LRA and LCR purposes at 30 June 2016 and 31 December 2015.

	LCR eligible liquidity pool				Of which
	Level 1 £bn	Level 2A £bn	Level 2B £bn	Total £bn	LRA eligible £bn
30 June 2016
Cash and balances at central banks	14.0	–	–	14.0	13.0
Government bonds	22.8	0.4	–	23.2	23.2
Supranational bonds and multilateral development banks	1.4	–	–	1.4	1.4
Covered bonds	1.6	1.1	–	2.7	2.2
Asset-backed securities	–	–	0.8	0.8	0.3
Corporate bonds	–	–	–	–	–
Equities	–	–	0.2	0.2	0.2
	39.8	1.5	1.0	42.3	40.3
31 December 2015	35.6	1.8	1.3	38.7	36.9

30 June 2016 compared to 31 December 2015

Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 206% at 30 June 2016 (2015: 183%). The change in the coverage ratio (which is expected to be volatile due to the management of normal short-term business commitments) was driven mainly by:

–	A decrease in wholesale funding with a residual maturity of less than one year of £0.6bn to £20.5bn at 30 June 2016 (2015: £21.1bn). This reflected changes in the maturity profile of our wholesale funding.
–	An increase in eligible liquidity pool assets by £3.6bn to £42.3bn at 30 June 2016 (2015: £38.7bn), reflecting prudent liquidity planning and an increase in the collateral received for derivatives, which are used to hedge our foreign currency medium-term funding issuance.

46  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

OUR FUNDING STRATEGY AND STRUCTURE

Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding.

Deposit funding

Our Retail Banking and Commercial Banking activities are mostly funded by customer deposits. The rest is funded by long-term debt and equity (including funding secured against our customer loans and advances).

Wholesale funding

Wholesale funding and issuance model

Banco Santander is a multiple point of entry resolution group. This means that should it fail, it would be split up into parts. Healthy parts might be sold or be maintained as a residual group without their distressed sister companies. The resolution of the distressed parts might be effected via ‘bail in’ of bonds that had been issued to the market by a regional intermediate holding company.

Santander UK Group Holdings plc is a single point of entry resolution group. This means that resolution would work downwards from the group’s holding company (i.e. Santander UK Group Holdings plc). Losses in subsidiaries would first be transferred up to Santander UK Group Holdings plc. If the holding company is bankrupt as a result, the group needs resolving. The ‘bail in’ tool is applied to the holding company, with the equity being written off and bonds converted into equity as necessary to recapitalise the group. Those bondholders would become the new owners. The group would stay together.

Santander UK Group Holdings plc is the immediate holding company of Santander UK plc, which in turn is the immediate parent company of Abbey National Treasury Services plc. This structure is a Bank of England recommended configuration which aims to resolve banks without disrupting the activities of their operating companies, thereby maintaining continuity of services for customers.

Composition of wholesale funding

We are active in the wholesale markets and we have direct access to both money market and long-term investors through our funding programmes. This makes our wholesale funding well diversified by product, maturity, geography and currency. This includes currencies available across a range of channels, including money markets, repo markets, senior unsecured, secured, medium-term and subordinated debt.

30 June 2016 compared to 31 December 2015

As part of our ring-fence planning, from 1 June 2016, Santander UK plc became the issuer in respect of the outstanding notes issued by Abbey National Treasury Services plc under its US$30bn Euro Medium Term Note Programme, its Euro 35bn Global Covered Bond Programme, and its US SEC registered debt shelf. Santander UK plc also became the issuer for the following standalone securities: the Euro 60m Guaranteed Step-Down Fixed / Inverse Floating Rate Notes due 2019, and the £166,995,000 Zero Coupon Amortising Guaranteed Notes due 2038.

Except for the covered bonds, which will continue to have the secured guarantee of Abbey Covered Bonds LLP, all notes transferred to Santander UK plc by Abbey National Treasury Services plc and all notes issued by Santander UK plc in the future under these programmes will be the sole liability of Santander UK plc and will not be guaranteed by any other entity.

Going forward, Santander UK plc is intended to be our main operating company issuer of senior unsecured debt and covered bonds. Santander UK Group Holdings plc will be the issuer of subordinated debt and Minimum Requirement for Own Funds and Eligible Liabilities (MREL) / Total Loss Absorbing Capacity (TLAC) eligible senior unsecured debt.

Half Yearly Financial Report 2016

Risk review

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse repurchase agreements. The table is based on exchange rates at issue and scheduled repayments. It does not reflect the final contractual maturity of the funding.

	<=1 month	>1 and <=3 months	>3 and <= 6 months	>6 and <=9 months	>9 and <=12 months	Sub-total <=1 year	>1 and <=2 years	>2 and <=5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
30 June 2016
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	1.5	0.5	2.0
Subordinated liabilities and equity
(including AT1 issuances)	–	–	–	–	–	–	–	0.8	1.7	2.5
	–	–	–	–	–	–	–	2.3	2.2	4.5
Other Santander UK plc
Deposits by banks	–	0.3	–	–	–	0.3	–	–	–	0.3
Senior unsecured – public benchmark(2)	–	–	–	0.9	–	0.9	1.7	7.9	2.0	12.5
Senior unsecured – privately placed(2)	–	0.7	0.5	1.0	–	2.2	1.3	1.6	0.3	5.4
Covered bonds(2)	–	0.9	1.6	1.0	0.8	4.3	3.3	5.4	4.1	17.1
Securitisation and structured issuance(3)	1.3	–	0.5	1.1	1.1	4.0	2.7	1.5	0.8	9.0
Subordinated liabilities	–	–	–	0.1	–	0.1	0.1	0.3	2.2	2.7
	1.3	1.9	2.6	4.1	1.9	11.8	9.1	16.7	9.4	47.0
Other group entities
Deposits by banks	0.2	0.3	–	–	–	0.5	–	–	–	0.5
CDs and commercial paper	0.9	2.5	1.2	0.6	0.1	5.3	–	–	–	5.3
Senior unsecured – public benchmark(2)	–	–	–	–	–	–	–	–	–	–
Senior unsecured – privately placed(2)	–	–	0.2	0.1	–	0.3	0.1	0.4	0.3	1.1
Covered bonds(2)	–	–	–	–	–	–	–	–	–	–
Securitisation and structured issuance(4)	0.1	0.8	1.3	0.2	0.2	2.6	0.7	0.6	–	3.9
	1.2	3.6	2.7	0.9	0.3	8.7	0.8	1.0	0.3	10.8
Total	2.5	5.5	5.3	5.0	2.2	20.5	9.9	20.0	11.9	62.3
Of which: – secured	1.4	1.7	3.4	2.3	2.1	10.9	6.7	7.5	4.9	30.0
– unsecured	1.1	3.8	1.9	2.7	0.1	9.6	3.2	12.5	7.0	32.3
31 December 2015
Downstreamed from Santander UK Group Holdings plc to Santander UK plc(1)
Senior unsecured – public benchmark	–	–	–	–	–	–	–	0.8	–	0.8
Subordinated liabilities and equity
(including AT1 issuances)	–	–	–	–	–	–	–	0.8	1.7	2.5
	–	–	–	–	–	–	–	1.6	1.7	3.3
Other Santander UK plc
Deposits by banks	0.1	0.2	–	–	–	0.3	–	–	–	0.3
Senior unsecured – public benchmark(2)	–	–	–	–	–	–	–	–	–	–
Senior unsecured – privately placed(2)	–	–	–	–	–	–	–	–	–	–
Covered bonds(2)	–	–	–	–	–	–	–	–	–	–
Securitisation and structured issuance(3)	0.9	–	0.7	1.3	0.5	3.4	4.4	1.7	0.7	10.2
Subordinated liabilities	–	–	–	–	–	–	0.1	0.4	2.3	2.8
	1.0	0.2	0.7	1.3	0.5	3.7	4.5	2.1	3.0	13.3
Other group entities
Deposits by banks	0.1	0.6	–	–	–	0.7	–	–	–	0.7
CDs and commercial paper	1.6	3.2	1.7	0.6	0.1	7.2	–	–	–	7.2
Senior unsecured – public benchmark(2)	–	–	0.7	–	–	0.7	1.8	7.1	3.0	12.6
Senior unsecured – privately placed(2)	0.5	–	0.2	0.7	0.6	2.0	1.8	2.0	0.2	6.0
Covered bonds(2)	–	–	–	0.9	1.6	2.5	3.2	3.7	6.9	16.3
Securitisation and structured issuance(4)	0.9	0.7	0.7	0.8	1.2	4.3	0.4	0.6	–	5.3
	3.1	4.5	3.3	3.0	3.5	17.4	7.2	13.4	10.1	48.1
Total	4.1	4.7	4.0	4.3	4.0	21.1	11.7	17.1	14.8	64.7
Of which: – secured	1.8	0.7	1.4	3.0	3.3	10.2	8.0	6.0	7.6	31.8
– unsecured	2.3	4.0	2.6	1.3	0.7	10.9	3.7	11.1	7.2	32.9

(1)	Currently all our debt issued out of Santander UK Group Holdings plc is downstreamed into Santander UK plc on an equivalent rankings basis (e.g. senior unsecured is downstreamed as senior unsecured, subordinated capital instruments are downstreamed as subordinated capital instruments, etc.). However, under the end-state MREL / TLAC regime, senior unsecured debt issued out of Santander UK Group Holdings plc will be downstreamed in a form that is subordinated to senior unsecured debt, but senior to subordinated capital instruments issued out of Santander UK plc.
(2)	With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under its existing senior unsecured wholesale securities. For more on this see Notes 19 and 20 to the Condensed Consolidated Interim Financial Statements.
(3)	This includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(4)	This includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

48  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Reconciliation of wholesale funding to the balance sheet

		Balance sheet line item
	Funding	Deposits		Deposits by		Trading		Financial	Debt	Subordinated	Share capital and
	analysis	by banks		customers	(1)	liabilities		liabilities	securities	liabilities	other equity
								designated	in issue		instruments(2)
								at fair value			£bn
	£bn	£bn		£bn		£bn		£bn	£bn	£bn
30 June 2016
Deposits by banks (non-customer deposits)	0.8	–		–		0.8		–	–	–	–
CDs and commercial paper	5.3	–		–		–		–	5.3	–	–
Senior unsecured – public benchmark	14.5	–		2.1		–		–	12.4	–	–
– privately placed	6.5	–		–		–		2.0	4.5	–	–
Covered bonds	17.1	–		–		–		–	17.1	–	–
Securitisation and structured issuance	12.9	3.7		0.5		–		–	8.7	–	–
Subordinated liabilities and equity	5.2	–		–		–		–	–	3.4	1.8
Total wholesale funding	62.3	3.7		2.6		0.8		2.0	48.0	3.4	1.8
Repos	7.3	0.3		–		7.0		–	–	–	–
Foreign exchange and hedge accounting	4.6	–		0.3		–		–	3.5	0.8	–
Other	10.6	3.7	(3)	–		6.9	(4)	–	–	–	–
Balance sheet total	84.8	7.7		2.9		14.7		2.0	51.5	4.2	1.8
31 December 2015	79.7	8.3		1.3		12.7		2.0	49.7	3.9	1.8

(1)	This is included in our balance sheet total of £169,830m (2015: £164,074m).
(2)	This is £14m (2015: £14m) fixed/floating rate non-cumulative callable preference shares, £235m (2015: £235m) Step-up Callable Perpetual Reserve Capital Instruments, £nil (2015: £7m) of Step-up Callable Perpetual Preferred Securities and £1,550m (2015: £1,550m) Perpetual Capital Securities. See Note 24 to the Condensed Consolidated Interim Financial Statements.
(3)	Mainly items in the course of transmission and other deposits. See Note 17 to the Condensed Consolidated Interim Financial Statements.
(4)	Short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 18 to the Condensed Consolidated Interim Financial Statements.

Term issuance

In H116, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total	Total
					Half year to	Half year to
					30 June 2016	30 June 2015
	£bn	£bn	£bn	£bn	£bn	£bn
Securitisations	0.8	0.3	–	–	1.1	1.7
Covered bonds – public benchmark	–	–	0.8	–	0.8	1.2
Structured notes	–	0.3	–	–	0.3	–
Senior unsecured – public benchmark	0.5	2.1	–	–	2.6	3.4
– privately placed	–	–	0.6	0.1	0.7	0.9
Subordinated debt and equity (including AT1 issuance)	–	–	–	–	–	0.8
Total gross issuances	1.3	2.7	1.4	0.1	5.5	8.0

30 June 2016 compared to 31 December 2015

Together with our immediate parent, Santander UK Group Holdings plc, our overall funding strategy remains to develop and sustain a diversified funding base. We also need to fulfil regulatory requirements as well as to support our credit ratings. As in H115, the majority of our new issuance in H116 was in the unsecured markets.

H116 presented a challenging market for issuance with macro-economic headlines driving heightened volatility. Oil price fluctuations, weaker equity markets and the EU referendum all contributed to credit spreads drifting wider throughout H116. Authorities however continued to provide support through further rounds of monetary stimulus and maintaining the low interest rate environment. The wholesale funding markets continued to offer us an economically viable source of funding. Taking advantage of the constructive market conditions at the beginning of the year and capitalising on stable windows through H116 we remained active and consequently ahead of our funding requirement.

In H116, our term issuance was £5.5bn (H115: £8.0bn), all of which was medium-term funding (H115: £7.2bn):

–	We issued two public senior unsecured securities, and received downstreamed funding, in the form of loans that rank pari passu with our existing senior unsecured liabilities, from two public issuances by our immediate parent. These downstreamed funding issuances were a $1bn 5 year senior unsecured SEC registered benchmark transaction and a £500m 10 year transaction. The two public issuances were SEC registered securities out of Abbey National Treasury Services plc, being a $1.650bn 3 year fixed transaction and a $350m 3 year floating rate transaction.
–	We also issued two residential mortgage-backed securities and a covered bond.

Maturities in H116 were £5.5bn (H115: £9.1bn). At 30 June 2016, 67% (2015: 67%) of wholesale funding had a maturity of greater than one year, with an overall residual duration of 45 months (2015: 43 months). In H116, our continuing strategy of building closer customer relationships through the 1I2I3 World retail offering created additional current account liabilities that further strengthened this stable funding source. The total drawdown of UK Treasury Bills under the various Funding for Lending Schemes (FLS) increased £1.0bn to £3.2bn at 30 June 2016 (2015: £2.2bn), demonstrating our commitment to small and medium sized enterprises.

Half Yearly Financial Report 2016

Risk review

Encumbrance

On-balance sheet encumbered and unencumbered assets

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.

We also have a covered bond programme. Under this, we issue securities to investors secured by a pool of residential mortgages.

For more on how our notes issued from secured programmes (securitisations and covered bonds) have been issued externally and also retained, and what we have used them for, see Notes 12 and 27 to the Condensed Consolidated Interim Financial Statements.

30 June 2016 compared to 31 December 2015

At 30 June 2016, we had £58.4bn (2015: £63.6bn) of assets encumbered as a result of transactions with counterparties other than central banks. We also had £214.6bn (2015: £189.8bn) of other assets (assets not positioned at central banks) and £26.0bn (2015: £28.0bn) of assets positioned at central banks (i.e. pre-positioned plus encumbered).

Our level of encumbrance from external issuance of securitisations and covered bonds decreased in H116 as planned. This reflected our desire to shift new wholesale funding issuance away from the secured markets where possible. We expect our overall level of encumbrance to continue to decrease in H216.

50  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Capital risk

Capital risk management	Capital risk review

In H116, there were no significant changes to the way we manage capital risk as described in the 2015 Annual Report.

The scope of our capital adequacy

We set out below how we are regulated by the PRA and the ECB, and an update on emerging rules.

We then analyse our key capital ratios.

Key metric

–  Our CET 1 capital ratio declined to 11.2%,

    reflecting market-driven accounting impacts on

    defined benefit pension schemes. There was

    also an adverse impact in the available-for-sale

    portfolio, prudent valuation adjustments and

    RWA levels in the last week of June.

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

Santander UK plc is incorporated in the UK. For capital purposes, we are subject to prudential supervision by the following regulators:

–	PRA: as we are a UK authorised banking group
–	ECB: as we are a member of Banco Santander. The ECB supervises Banco Santander as part of the Single Supervisory Mechanism.

Although we are part of Banco Santander, we do not have any guarantees from our ultimate parent Banco Santander SA and we operate as an autonomous subsidiary. As we are regulated by the PRA, we have to meet the PRA capital requirements on a standalone basis. We also have to show the PRA that we can withstand capital stress tests without the support of our parent. Reinforcing our corporate governance framework, the PRA exercises oversight through its rules and regulations on the Board and senior management appointments.

Santander UK Group Holdings plc is the holding company of Santander UK plc, and is the head of the Santander UK group for regulatory capital and leverage purposes.

Our approach to CRD IV

We apply Banco Santander SA’s approach to capital measurement and risk management for CRD IV. As a result, Santander UK plc is classified as a significant subsidiary of Banco Santander SA.

For more on the CRD IV risk measurement of our exposures, see Banco Santander SA’s Pillar 3 report.

30 June 2016 compared to 31 December 2015

In December 2015, the Financial Policy Committee (FPC) published its view on the calibration of the capital framework for the UK banking system at an end point in 2019. This reflected an aggregate level of Tier 1 equity in the system of 11% RWA, with CET 1 comprising 9.5% of RWAs, plus time-varying elements including the countercyclical buffer. The RWA measures considered for this assessment assumed that the perceived shortcomings of the current RWA measures under CRD IV are corrected. Overall, the FPC expected the UK banking system would only have a little more capital to build, although the required increase could be more significant for some individual banks.

The Basel Committee on Banking Supervision (BCBS) is developing revised standards for the calculation of minimum capital requirements and RWAs for market risk, operational risk and credit risk to address perceived shortcomings. In January 2016, the BCBS published the revised market risk framework and is consulting on proposals for significant revisions to the operational risk and credit risk frameworks. It is also considering setting capital floors based on standardised approaches. These revised standards, once written into EU law, could significantly impact the measurement of RWAs over the medium term and have a negative impact on our capital ratios.

In addition, the Financial Stability Board finalised proposals on TLAC in November 2015. These set out the minimum level of loss absorbency required by globally systemically important banks from 2019. They are expected to apply to us as we are a subsidiary of the globally significant Banco Santander. In the EU, loss absorbency requirements have been established under the Bank Recovery and Resolution Directive, under which institutions will be required to maintain an MREL. The Bank of England has consulted on the approach to setting MREL for UK institutions, and it has proposed that MREL requirements could be set at levels equivalent to two times the minimum capital requirements (Pillar 1 minimum plus Pillar 2A) from 2020. It plans to set MREL as necessary to implement the TLAC standard. We will need to ensure that we have enough capital and loss absorbing eligible liabilities to meet this level by the implementation date.

Half Yearly Financial Report 2016

Risk review

CAPITAL RISK MANAGEMENT

Our approach to capital management is centralised. We base it on our assessment of what the regulators ask of us, and the economic capital impacts of our business. We operate within the capital risk framework and appetite approved by our Board.

CAPITAL RESOURCES

Key capital ratios

The table below is consistent with our regulatory filings for 30 June 2016 and 31 December 2015.

The table below analyses the total capital ratio of Santander UK plc into its component parts:

	30 June 2016%	31 December 2015%
CET 1 capital ratio	11.2	11.6
AT1	1.8	1.8
Grandfathered Tier 1	0.8	0.8
Tier 2	4.1	4.0
Total capital ratio	17.9	18.2

The total subordination available to Santander UK plc bondholders was 17.9% (2015: 18.2%) of RWAs.

30 June 2016 compared to 31 December 2015

The decline in our CET 1 capital ratio to 11.2% at 30 June 2016 (2015: 11.6%) reflected market-driven accounting impacts in Q216 on defined benefit pension schemes, offsetting retained profits after distribution. There was also an adverse impact on the available-for-sale portfolio, prudent valuation adjustments and RWA levels for credit, counterparty and market risk including those in the last week of June.

Our total capital ratio decreased to 17.9% at 30 June 2016 (2015: 18.2%), due to the lower CET 1 capital ratio and the transitional impact of the CRD IV Minority Interest and grandfathering rules.

52  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

Pension risk

Pension risk management	Key metrics

In H116, there were no significant changes to the way we manage pension risk as described in the 2015 Annual Report.

Pension risk review

We provide more detail below on the risk profile of the Santander (UK) Group Pension Scheme (the Scheme). We also provide information on the Scheme’s accounting position.

–   The pension VaR increased to £1,540m due to significant falls in long-term interest rates and increased market volatility, partially offset by higher interest rate hedging levels in the Scheme of 58%, up from 50% in 2015.

–   The accounting surplus of the Scheme and other funded schemes reduced to £39m. This was due to an increase in liabilities caused by a fall in AA corporate bond rates without a similar inflation fall, partly offset by strong asset performance.

PENSION RISK REVIEW

30 June 2016 compared to 31 December 2015

Risk monitoring and measurement

In H116, on a funding valuation basis, the inflation hedging ratio of the Scheme was 62% (2015: 65%) and the interest rate hedging ratio was 58% (2015: 50%). Santander UK plc asked the Trustee to increase interest rate hedging to reduce the overall level of risk in the Scheme, interest rates being the largest single risk to which the pension fund is exposed. This change reduced the potential volatility in the funding level of the Scheme caused by changes in long-term interest rates.

We continue to seek the right balance between risk and reward. In H116, portfolio management yielded positive performance mainly from index-linked gilts, interest rate derivatives and equities. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on a funding valuation basis. In H116, the triennial funding valuation also commenced, as at 31 March 2016. Negotiations are ongoing with the Trustees regarding the impact this valuation could have on the Scheme, the output of which may impact our definition of long-term goals, the risk profile and our future contributions.

In H116, VaR (1 year, 95% confidence interval) increased to £1,540m (2015: £1,260m). This was mainly due to the impact of a significant fall in long-term interest rates and increased market volatility, partially offset by higher interest rate hedging levels in the Scheme.

Accounting position

During H116, the accounting surplus of the Scheme and other funded arrangements reduced, with sections in surplus (retirement benefit assets) of £377m at 30 June 2016 (2015: £556m) and sections in deficit (retirement benefit obligations) of £338m at 30 June 2016 (2015: £73m). The overall position was a £39m surplus at 30 June 2016 (2015: £483m surplus). In addition, there were unfunded defined benefit scheme liabilities of £36m at 30 June 2016 (2015: £37m).

The reduction in the overall position in H116 was due to an increase in liabilities caused by a fall in AA corporate bond rates, which drive the discount rate, without a similar fall in inflation. This was partially offset by strong asset performance.

Further information

For more on our pension obligations, including the sensitivity to key risk factors, see Note 22 to the Condensed Consolidated Interim Financial Statements.

Half Yearly Financial Report 2016

Risk review

Other key risks and areas of focus

Other key risks	Areas of focus

In H116, there were no significant changes to the way we manage and monitor other key risks, as described in the 2015 Annual Report, except as set out below.	In this section, we discuss our country risk exposures, and analyse our on and off-balance sheet exposures with a focus on the eurozone. We
show our ‘Balances with other Banco Santander companies’ separately.

OPERATIONAL RISK

30 June 2016 compared to 31 December 2015

Cyber risk

In H116, in common with other large UK financial institutions, we continued to be subject to cyber attack. This included an incident that resulted in a temporary disruption to the service offered via our digital channels and was caused by a denial of service attack, launched by an unknown external third party.

We continued to improve our systems, processes, controls and staff training to reduce cyber risk and enhance our data security. This included adding the key findings from the Bank of England led programme to improve and test resilience to cyber attacks in the financial industry into our cyber security IT systems plan for 2016.

Our Cyber Safe awareness campaign continued across the business, including mandatory training and internal phishing exercises. We continued to improve access controls and monitoring for users who have access to sensitive information.

Operational Risk Transformation Programme

We continued to invest in the delivery of our Operational Risk Transformation Programme, which will help us to achieve market best practice in operational risk management.

Operational losses

In H116, the majority of operational risk losses of £52m (30 June 2015: £46m) were in the ‘execution, delivery and process management’ category. This was mainly due to remediation costs for historic systems functionality and process issues.

Consistent with industry experience, we continued to see a high volume of low value events in the ‘external fraud’ category, however, expected losses remained within forecast.

FINANCIAL CRIME RISK

30 June 2016 compared to 31 December 2015

In H116, as part of our Financial Crime Transformation Programme and our financial crime agenda, we continued to improve our controls, culture and awareness. We:

–	Further increased the visibility and governance for our accountable executives. We did this in a time of political and media focus, and ahead of expected changes to the UK’s anti-money laundering and terrorist finance regime
–	Intensified our work with the UK Home Office, the Joint Money Laundering Intelligence Taskforce and other law enforcement agencies. We placed a special focus on financial crime policy, which allowed us to give better advice on key emerging geo-political changes
–	Enhanced our financial crime compliance operating model. We put in place dedicated first line governance and operations, and hired skilled staff to support a more intelligence led second line approach
–	Further improved our internal data. As part of this, we introduced key risk indicators to track performance against our financial crime risk appetite
–	Continued to invest in our transformation. We improved our screening and monitoring functions. We also enhanced our controls to support growth plans (such as trade finance) and innovative client propositions, such as using blockchain technology for international payments
–	Further automated our Suspicious Activity Reporting (SAR) process. This built on positive feedback from the National Crime Agency on the quality of our SAR submissions and improved our ability to provide high quality data.

MODEL RISK

30 June 2016 compared to 31 December 2015

In H116 we updated our model risk policy to align it to the framework that was approved in 2015. We continued to embed these across the business, and prioritised our focus on models in Finance and Retail Banking, as well as key model deployments for IFRS 9, stress testing and valuation methodologies. We are reviewing our models to ensure that we are prepared for the possibility of negative interest rates in the UK. We also introduced an executive model owner role that will enhance the year-end attestation process.

54  Santander UK plc

Risk
governance	Credit risk	Market risk	Liquidity risk	Capital risk	Pension risk	Other key risks

COUNTRY RISK EXPOSURES

The tables below show our exposures at 30 June 2016 and 31 December 2015. The tables exclude balances with other Banco Santander companies. We show them separately in the ‘Balances with other Banco Santander companies’ section.

	Central and local	Government	Banks	(1)	Other financial	Retail	Corporate	Total	(2)
	governments	guaranteed			institutions
	£bn	£bn	£bn		£bn	£bn	£bn	£bn
30 June 2016
Peripheral eurozone countries:
Italy	1.0	–	–		0.1	–	0.1	1.2
Ireland	–	–	0.2		0.2	–	0.7	1.1
Spain (excluding Banco Santander)	–	–	0.4		–	–	0.2	0.6
Portugal	–	–	0.1		–	–	–	0.1
Other eurozone countries:
France	0.1	0.3	2.4		0.4	–	0.4	3.6
Germany	–	–	4.0		–	–	0.3	4.3
All other eurozone(3)	0.2	–	1.5		2.0	–	1.4	5.1
	1.3	0.3	8.6		2.7	–	3.1	16.0
All other countries:
UK	13.7	0.4	12.6		15.6	189.5	48.8	280.6
US	4.6	0.3	13.1		1.5	–	0.3	19.8
Japan	2.9	–	1.8		0.3	–	2.1	7.1
All others(4)	–	–	3.1		0.8	–	2.6	6.5
	21.2	0.7	30.6		18.2	189.5	53.8	314.0
Total	22.5	1.0	39.2		20.9	189.5	56.9	330.0
31 December 2015
Peripheral eurozone countries:
Italy	0.8	–	0.1		–	–	0.1	1.0
Ireland	–	–	–		0.1	–	0.6	0.7
Spain (excluding Banco Santander)	–	–	0.2		–	–	0.2	0.4
Portugal	–	–	0.1		–	–	–	0.1
Other eurozone countries:
France	0.1	0.3	2.1		0.1	–	1.6	4.2
Germany	0.1	–	2.2		–	–	0.5	2.8
All other eurozone(3)	0.5	–	1.1		0.3	–	1.4	3.3
	1.5	0.3	5.8		0.5	–	4.4	12.5
All other countries:
UK	17.0	0.4	9.6		6.8	184.1	52.5	270.4
US	2.5	0.2	9.0		3.2	–	0.1	15.0
Japan	2.7	–	1.0		0.1	–	1.7	5.5
All others(4)	0.1	–	1.8		0.6	–	2.7	5.2
	22.3	0.6	21.4		10.7	184.1	57.0	296.1
Total	23.8	0.9	27.2		11.2	184.1	61.4	308.6

(1)	Excludes balances with central banks.
(2)	Credit exposures exclude cash at hand, macro hedge of interest rate risk, interests in other entities, intangible assets, property, plant and equipment, current tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of impairment loss allowances.
(3)	Includes The Netherlands of £1.5bn (2015: £1.0bn), Luxembourg of £1.9bn (2015: £0.9bn), Cyprus of £37m (2015: £39m), Greece of £nil (2015: £nil), Belgium, Finland and Austria.
(4)	Includes Ukraine of £nil (2015: £nil).

30 June 2016 compared to 31 December 2015

Key changes in sovereign and other country risk exposures in H116 were:

–	An increase of £10.2bn in exposure to the UK to £280.6bn (2015: £270.4bn). This was mainly due to increased commitments and undrawn facilities in retail mortgage lending and greater assets held at fair value with other financial institutions, partially offset by decreases in corporate bonds held and loans and advances to corporate customers.
–	An increase of £4.8bn in exposure to the US to £19.8bn (2015: £15.0bn). This was primarily due to an increase in trading assets held at fair value with banks and increased holding of US treasury bills.
–	An increase of £1.6bn in exposure to Japan to £7.1bn (2015: £5.5bn). This was primarily due to the additional purchase of equity instruments listed in Japan as part of increased activity by Short Term Markets, and additional reverse repos with Japanese banks. The equity instrument risk exposures are hedged using derivative instruments and the additional reverse repos are fully collateralised.
–	An increase of £1.5bn in exposure to Germany to £4.3bn (2015: £2.8bn). This was due to increased derivative asset balances entered into with banks.
–	A decrease of £0.6bn in exposure to France to £3.6bn (2015: £4.2bn). This was principally due to decreased trading assets held at fair value with corporate customers.
–	Movements in the other country risk exposures were minimal.

Half Yearly Financial Report 2016

Risk review

Redenomination risk

We consider the total dissolution of the eurozone to be extremely unlikely. We also believe widespread redenomination of our euro-denominated assets and liabilities is highly improbable, despite the result of the recent referendum in the UK to leave the EU. However, we have analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that would be implemented. It is not possible to predict what the total financial impact on us might be of this.

Determining which balances would be legally redenominated is complex and depends on a number of factors. These factors include the precise exit scenario. This is because the effects on contracts of a disorderly exit or one sanctioned under EU law may differ. We monitor these risks and have taken steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We have done this by reducing our balances and funding mismatches. As part of maintaining a diverse funding base, we raise funding in a number of currencies, including euro, and convert it into sterling through currency swaps to fund our commercial assets which are largely sterling denominated.

Our net asset position denominated in euro, reflecting assets, liabilities and related swaps (which are mainly cross-currency derivatives entered into to swap funding raised in euro into sterling for reasons set out above) in connection with contracts denominated in euro, was net assets of £nil at 30 June 2016 (2015: net assets of £0.5bn). This was debt securities of £22.9bn (2015: £23.0bn) we issued as part of our medium-term funding activities, medium-term repo liabilities of £1.3bn (2015: £1.3bn), other deposit liabilities of £3.4bn (2015: £4.4bn), other deposits by Banco Santander companies of £1.0bn (2015: £1.1bn), other loans and securities of £3.4bn (2015: £4.9bn), net trading repo assets of £2.3bn (2015: net liabilities of £1.3bn) and related swap assets of £22.9bn (2015: £26.7bn) which swap the euro exposures into sterling to ensure our assets and liabilities are currency matched in sterling.

Our exposures to individual eurozone countries and total exposures to eurozone counterparties, including any euro-denominated contracts, are set out earlier in this section.

Balances with other Banco Santander companies

We deal with other Banco Santander companies in the ordinary course of business. We do this where we have a particular business advantage or expertise and where they can offer us commercial opportunities. This is done substantially on the same terms as for similar transactions with third parties. These transactions also arise where we support the activities of, or with, larger multinational corporate clients and financial institutions which may deal with other Banco Santander companies. We conduct these activities in a way that manages the credit risk within limits acceptable to the PRA. At 30 June 2016 and 31 December 2015, we had gross balances with other Banco Santander companies as follows:

	30 June 2016					31 December 2015
	Banks	Other financial	Corporate	Total	Banks	Other financial	Corporate	Total
		institutions				institutions
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets:
– Spain	2.2	–	–	2.2	1.5	–	–	1.5
– UK	–	1.5	0.1	1.6	–	1.3	–	1.3
– Chile	0.6	–	–	0.6	0.3	–	–	0.3
– Norway	–	–	–	–	0.1	–	–	0.1
– Other <£100m	0.2	–	–	0.2	0.1	0.1	–	0.2
	3.0	1.5	0.1	4.6	2.0	1.4	–	3.4
Liabilities:
– Spain	4.3	0.3	0.1	4.7	3.6	0.3	0.1	4.0
– UK	–	3.9	0.1	4.0	–	2.0	0.1	2.1
– Chile	0.6	–	–	0.6	0.3	–	–	0.3
– Norway	–	–	–	–	0.1	–	–	0.1
– Uruguay	0.2	–	–	0.2	–	–	–	–
– Other <£100m	0.2	0.1	–	0.3	0.2	0.1	–	0.3
	5.3	4.3	0.2	9.8	4.2	2.4	0.2	6.8

For further details on the above balances with other Banco Santander companies at 30 June 2016, see Notes 8, 9, 17, 18, 19 and 20 to the Condensed Consolidated Interim Financial Statements.

56  Santander UK plc

Directors

Governance

58	Directors

Half Yearly Financial Report 2016

Governance

Directors

The Directors of the Company are listed in the 2015 Annual Report. In addition to those listed at the year-end, on 1 April 2016 Peter Jackson was appointed as a Non-Executive Director. José María Fuster stepped down from the Board on 1 April 2016.

Peter Jackson’s biographical details are shown below.

Non-Executive Directors

Peter Jackson

Appointed Non-Executive Director on 1 April 2016.

Skills and experience

Peter has extensive experience and knowledge of the financial industry and is Head of Banco Santander SA’s Innovation business. He was CEO of the Travelex Group, where he led a major process to transform the company, focused on digital innovation and business re-engineering, and through mergers and acquisitions. Previously, he held senior positions at Lloyds Banking Group plc and Halifax Bank of Scotland plc, and was a consultant at McKinsey & Company.

Other principal appointments

Non-Executive Director of Santander Group Holdings UK plc since 1 April 2016.

Head of Corporate Innovation of Banco Santander SA since January 2016.

Director of Santander Fintech Limited since 9 March 2016.

Non-Executive Director of Paddy Power Betfair plc since April 2013.

Auditors

Deloitte LLP stepped down from their office as auditor at the Annual General Meeting on 31 March 2016 and the members appointed PricewaterhouseCoopers LLP from the conclusion of that meeting.

58  Santander UK plc

Directors

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Financial statements

62	Primary financial statements
62	Condensed Consolidated Income Statement for H116 and H115
62	Condensed Consolidated Statement of Comprehensive Income for H116 and H115
63	Condensed Consolidated Balance Sheet at 30 June 2016 and 31 December 2015
64	Condensed Consolidated Cash Flow Statement for H116 and H115
65	Condensed Consolidated Statement of Changes in Equity for H116 and H115
66	Notes to the financial statements

60  Santander UK plc

Primary financial	Notes to the financial statements

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Half Yearly Financial Report 2016

Financial statements

Condensed Consolidated Income Statement

For the half year to 30 June 2016 and the half year to 30 June 2015

	Notes	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Interest and similar income		3,301	3,371
Interest expense and similar charges		(1,528)	(1,588)
Net interest income		1,773	1,783
Fee and commission income		578	570
Fee and commission expense		(197)	(193)
Net fee and commission income		381	377
Net trading and other income	3	290	123
Total operating income		2,444	2,283
Operating expenses before impairment losses, provisions and charges	4	(1,205)	(1,200)
Impairment losses on loans and advances	5	(63)	(57)
Provisions for other liabilities and charges	5	(97)	(97)
Total operating impairment losses, provisions and charges		(160)	(154)
Profit before tax		1,079	929
Tax on profit	6	(307)	(195)
Profit after tax for the period		772	734

Attributable to:
Equity holders of the parent		756	722
Non-controlling interests		16	12

Condensed Consolidated Statement of Comprehensive Income

For the half year to 30 June 2016 and the half year to 30 June 2015

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Profit for the period	772	734
Other comprehensive (expense)/income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net losses/(gains) on available-for-sale securities	(3)	13
- Net gains on available-for-sale securities transferred to profit or loss	(115)	(8)
- Tax on above items	17	(1)
	(101)	4
Cash flow hedges:
- Net gains/(losses) on cash flow hedges	3,761	(1,485)
- Net (gains)/losses on cash flow hedges transferred to profit or loss	(2,994)	1,321
- Tax on above items	(205)	33
	562	(131)
Exchange differences on translation of foreign operations	(3)	1
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently	458	(126)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension obligations	(489)	17
Tax on above item	126	(3)
Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently	(363)	14
Total other comprehensive income/(expense) for the period net of tax	95	(112)
Total comprehensive income for the period	867	622

Attributable to:
Equity holders of the parent	856	610
Non-controlling interests	11	12

62  Santander UK plc

Primary financial statements	Notes to the financial statements

Condensed Consolidated Balance Sheet

At 30 June 2016 and 31 December 2015

	Notes	30 June 2016 £m	31 December 2015 £m
Assets
Cash and balances at central banks		14,862	16,842
Trading assets	8	29,273	23,961
Derivative financial instruments	9	29,943	20,911
Financial assets designated at fair value		2,534	2,398
Loans and advances to banks	10	4,470	3,548
Loans and advances to customers	11	200,555	198,045
Loans and receivables securities		204	52
Available-for-sale securities	13	9,836	9,012
Macro hedge of interest rate risk		1,386	781
Interests in other entities	14	54	48
Intangible assets	15	2,270	2,231
Property, plant and equipment	16	1,503	1,597
Current tax assets		-	49
Retirement benefit assets	22	377	556
Other assets		1,782	1,375
Total assets		299,049	281,406
Liabilities
Deposits by banks	17	7,744	8,278
Deposits by customers		169,830	164,074
Trading liabilities	18	14,674	12,722
Derivative financial instruments	9	27,765	21,508
Financial liabilities designated at fair value	19	1,958	2,016
Debt securities in issue	20	51,544	49,615
Subordinated liabilities		4,214	3,885
Macro hedge of interest rate risk		482	110
Other liabilities		3,207	2,335
Provisions	21	748	870
Current tax liabilities		173	1
Deferred tax liabilities		192	223
Retirement benefit obligations	22	374	110
Total liabilities		282,905	265,747
Equity
Share capital and other equity instruments	24	4,904	4,911
Share premium		5,620	5,620
Retained earnings		4,702	4,679
Other reserves		772	314
Total shareholders’ equity		15,998	15,524
Non-controlling interests	25	146	135
Total equity		16,144	15,659
Total liabilities and equity		299,049	281,406

Half Yearly Financial Report 2016

Financial statements

Condensed Consolidated Cash Flow Statement

For the half year to 30 June 2016 and the half year to 30 June 2015

	Notes	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Cash flows from/(used in) operating activities
Profit for the period		772	734
Adjustments for:
Non-cash items included in profit		(31)	1,463
Change in operating assets		(15,075)	(6,422)
Change in operating liabilities		14,099	1,871
Corporation taxes paid		(165)	(235)
Effects of exchange rate differences		2,211	(2,058)
Net cash flow from/(used in) operating activities	26	1,811	(4,647)
Cash flows from/(used in) investing activities
Investments in other entities	14	-	(111)
Purchase of property, plant and equipment and intangible assets	15, 16	(128)	(119)
Proceeds from sale of property, plant and equipment and intangible assets		44	10
Purchase of available-for-sale securities		(1,664)	(915)
Proceeds from sale and redemption of available-for-sale securities		1,634	616
Net cash flow used in investing activities		(114)	(519)
Cash flows from/(used in) financing activities
Issue of Perpetual Capital Securities	24	-	750
Issue of debt securities		4,585	7,599
Issuance costs of debt securities		(9)	(17)
Repayment of debt securities		(5,082)	(10,472)
Repurchase of other equity instruments	24	(7)	(99)
Dividends paid on ordinary shares	7	(102)	(261)
Dividends paid on preference shares classified in equity	7	(1)	(2)
Dividends paid on Reserve Capital Instruments	7	(17)	(21)
Dividends paid on Perpetual Capital Securities	7	(55)	(45)
Net cash flow used in financing activities		(688)	(2,568)
Net increase/(decrease) in cash and cash equivalents		1,009	(7,734)
Cash and cash equivalents at beginning of the period		20,351	27,363
Effects of exchange rate changes on cash and cash equivalents		994	(628)
Cash and cash equivalents at the end of the period	26	22,354	19,001

64  Santander UK plc

Primary financial statements	Notes to the financial statements

Condensed Consolidated Statement of Changes in Equity

For the half year to 30 June 2016 and the half year to 30 June 2015

				Other reserves
	Notes	Share capital & other equity instruments £m	Share premium £m	Available for sale £m	Cash flow hedging £m	Foreign currency translation £m	Retained earnings(1) £m	Total £m	Non- controlling interests £m	Total £m
1 January 2016		4,911	5,620	52	254	8	4,679	15,524	135	15,659
Total comprehensive income for the period:
- Profit for the period		-	-	-	-	-	756	756	16	772
- Other comprehensive income/(expense) for the period:
- Net losses on available-for-sale securities		-	-	(3)	-	-	-	(3)	-	(3)
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(115)	-	-	-	(115)	-	(115)
- Net gains on cash flow hedges		-	-	-	3,761	-	-	3,761	-	3,761
- Net gains on cash flow hedges transferred to profit or loss		-	-	-	(2,994)	-	-	(2,994)	-	(2,994)
- Remeasurement of defined benefit pension obligations	22	-	-	-	-	-	(484)	(484)	(5)	(489)
- Exchange differences on translation of foreign operations		-	-	-	-	(3)	-	(3)	-	(3)
- Tax on other comprehensive income/(expense)		-	-	17	(205)	-	126	(62)	-	(62)
Other comprehensive income/(expense) for the period, net of tax		-	-	(101)	562	(3)	(358)	100	(5)	95
Repurchase of other equity instruments	24	(7)	-	-	-	-	-	(7)	-	(7)
Tax on other equity instruments		-	-	-	-	-	15	15	-	15
Dividends on ordinary shares	7	-	-	-	-	-	(317)	(317)	-	(317)
Dividends on other equity instruments	7	-	-	-	-	-	(73)	(73)	-	(73)
30 June 2016		4,904	5,620	(49)	816	5	4,702	15,998	146	16,144

1 January 2015		4,244	5,620	(2)	262	13	4,056	14,193	-	14,193
Total comprehensive income/(expense) for the period:
- Profit for the period		-	-	-	-	-	722	722	12	734
- Other comprehensive income/(expense) for the period:
- Net gains on available-for-sale securities		-	-	13	-	-	-	13	-	13
- Net gains on available-for-sale securities transferred to profit or loss		-	-	(8)	-	-	-	(8)	-	(8)
- Net losses on cash flow hedges		-	-	-	(1,485)	-	-	(1,485)	-	(1,485)
- Net losses on cash flow hedges transferred to profit or loss		-	-	-	1,321	-	-	1,321	-	1,321
- Remeasurement of defined benefit pension obligations	22	-	-	-	-	-	17	17	-	17
- Exchange differences on translation of foreign operations		-	-	-	-	1	-	1	-	1
- Tax on other comprehensive income/(expense)		-	-	(1)	33	-	(3)	29	-	29
Other comprehensive income/(expense) for the period, net of tax		-	-	4	(131)	1	14	(112)	-	(112)
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	-	111	111
Issue of Perpetual Capital Securities		750	-	-	-	-	-	750	-	750
Repurchase of other equity instruments		(83)	-	-	-	-	(16)	(99)	-	(99)
Tax on other equity instruments		-	-	-	-	-	12	12	-	12
Dividends on ordinary shares		-	-	-	-	-	(325)	(325)	-	(325)
Dividends on other equity instruments		-	-	-	-	-	(68)	(68)	-	(68)
30 June 2015		4,911	5,620	2	131	14	4,395	15,073	123	15,196
1)	Includes capital redemption reserve of £21m arising from the purchase of £300m fixed/floating rate non-cumulative callable preference shares in 2015.

Half Yearly Financial Report 2016

Financial statements

1. ACCOUNTING POLICIES

Basis of preparation

The financial information in these Condensed Consolidated Interim Financial Statements does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2015 have been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) of the UK Companies Act 2006.

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, and the Disclosure and Transparency Rules of the Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of the Santander UK group for the year ended 31 December 2015 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2015 Annual Report. Copies of the Santander UK group’s 2015 Annual Report are available on the Santander UK group’s website or upon request from Investor Relations, Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)	IFRS 9 ‘Financial Instruments’ (IFRS 9) – In July 2014, the IASB issued the final version of IFRS 9 which replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. The key areas of the standard are discussed below.

Classification and measurement of financial assets and financial liabilities. Under IFRS 9, financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. These factors determine whether the financial assets are measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss. For many financial assets, the classification and measurement outcomes will be similar to IAS 39. However, under IFRS 9, embedded derivatives are not separated from host financial assets and equity securities are measured at fair value either through profit or loss or, in certain circumstances, an irrevocable election may be made to present fair value movements in other comprehensive income. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income. Based on the analysis performed to date, Santander UK generally expects:

-	The vast majority of financial assets which are classified as loans and receivables under IAS 39 will be continue to be measured at amortised cost under IFRS 9;
-	Most debt securities classified as available-for-sale financial assets will be measured at amortised cost or fair value through other comprehensive income, with some being measured at fair value through profit or loss; and
-	Treasury and other eligible bills classified as available-for-sale financial assets will be measured at amortised cost or fair value through other comprehensive income depending upon the business model in which they are held.

Impairment. IFRS 9 makes fundamental changes to the impairment of financial assets measured at amortised cost or at fair value through other comprehensive income, lease receivables and certain commitments to extend credit and financial guarantee contracts. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, under IFRS 9, an entity always accounts for expected credit losses (ECLs), and any changes in those ECLs. IFRS 9 introduces a number of new concepts and changes to the approach to provisioning. The main features are set out below:

-	ECLs are based on an assessment of the probability of default, loss given default and exposure at default, discounted to give a net present value. The estimation of ECL should be unbiased and probability-weighted, taking into account all reasonable and supportable information, including forward looking economic assumptions and a range of possible outcomes.
-	On initial recognition, and for financial assets where there has not been a significant increase in credit risk since the initial recognition date, IFRS 9 provisions will be made for expected credit default events within the next 12 months.
-	Where there has been a significant increase in credit risk since the initial recognition date, provisions will be made for those assets expected to default at any point over their lifetime reflecting the asset’s full expected loss.
-	For assets where there is evidence of credit impairment, provisions will be made under IFRS 9 on the basis of lifetime expected credit losses.

66  Santander UK plc

Primary financial statements	Notes to the financial statements

Hedge accounting. The general hedge accounting requirements align hedge accounting more closely with risk management practices and establish a more principle-based approach to hedge accounting thereby allowing hedge accounting to be applied to a wider variety of hedging instruments and risks. Macro hedge accounting is being dealt with as a separate project. Until such time as that project is complete, and to remove any potential conflict between any existing macro hedge accounting undertaken under IAS 39 and the new general hedge accounting requirements of IFRS 9, entities can choose to continue to apply the existing hedge accounting requirements in IAS 39. Based on the analysis performed to date, Santander UK expects to continue IAS 39 hedge accounting. No changes are currently being implemented to hedge accounting policies and practices.

Transition. The effective date of IFRS 9 is 1 January 2018. The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application. There is no requirement to restate comparative information. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement. EU endorsement is expected later in 2016. Santander UK intends to revise the presentation of fair value gains and losses relating to its own credit risk on certain liabilities as soon as IFRS 9 has been endorsed and is able to be applied. Santander UK is currently assessing the impact that the financial asset classification and impairment requirements will have. While it is expected that the measurement basis for the majority of financial assets will be unchanged upon applying IFRS 9, it is not yet practicable to quantify the effect of IFRS 9 on these Condensed Consolidated Interim Financial Statements.

b)	IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those goods and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Condensed Consolidated Interim Financial Statements.

c)	IFRS 16 ‘Leases’ (IFRS 16) – In January 2016, the IASB issued IFRS 16. The standard is effective for annual periods beginning on or after 1 January 2019. Earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure for both lessees and lessors. For lessee accounting, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. For lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements from the existing leasing standard (IAS 17) and a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement. The impact of the standard is currently being assessed, however, it is not yet practicable to quantify the effect of IFRS 16 on these Condensed Consolidated Interim Financial Statements.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Santander UK group has adequate resources to continue in operational existence for at least twelve months from the date that the balance sheet is signed. Having reassessed the principal risks and uncertainties, the Directors consider it appropriate to adopt the ‘going concern’ basis of accounting in preparing the Condensed Consolidated Interim Financial Statements.

Critical accounting policies and areas of significant management judgement

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

There have been no significant changes in the basis upon which estimates have been determined compared to that applied in the 2015 Annual Report.

Half Yearly Financial Report 2016

Financial statements

2. SEGMENTS

The Santander UK group’s business is managed and reported on the basis of the following segments: Retail Banking, Commercial Banking, Global Corporate Banking and Corporate Centre. The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. There has been no change to the descriptions of these segments and segmental accounting as provided in Note 2 to the Consolidated Financial Statements in the 2015 Annual Report.

As described in Note 2 to the Consolidated Financial Statements in the 2015 Annual Report, the internal UK transfer pricing mechanism used to calculate the cost and risks associated with funding and liquidity in each business segment was refined in the fourth quarter of 2015 for Retail Banking and Corporate Centre to reflect the current market environment and rates. The segmental analyses for Retail Banking and Corporate Centre have been adjusted to reflect these changes for prior periods.

Half year to 30 June 2016	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income	1,489	245	39	-	1,773
Non-interest income	275	49	184	163	671
Total operating income	1,764	294	223	163	2,444
Operating expenses before impairment losses, provisions and charges	(865)	(170)	(141)	(29)	(1,205)
Impairment (losses)/releases on loans and advances	(30)	(15)	(21)	3	(63)
Provisions for other liabilities and charges	(76)	(1)	-	(20)	(97)
Total operating impairment losses, provisions and charges	(106)	(16)	(21)	(17)	(160)
Profit before tax	793	108	61	117	1,079

Revenue from external customers	2,131	355	254	(296)	2,444
Inter-segment revenue	(367)	(61)	(31)	459	-
Total operating income	1,764	294	223	163	2,444

Customer loans	165,483	21,579	6,830	7,154	201,046
Total assets(1)	172,666	21,579	44,699	60,105	299,049
Customer deposits	141,125	19,705	3,232	2,944	167,006
Total liabilities	144,295	19,705	39,406	79,499	282,905

Average number of staff(2)	17,205	2,003	867	6	20,081

Half year to 30 June 2015
Net interest income	1,497	221	39	26	1,783
Non-interest income	264	58	165	13	500
Total operating income	1,761	279	204	39	2,283
Operating expenses before impairment losses, provisions and charges	(890)	(165)	(145)	-	(1,200)
Impairment (losses)/releases on loans and advances	(85)	(20)	21	27	(57)
Provisions for other liabilities and charges	(95)	(2)	-	-	(97)
Total operating impairment losses, provisions and (charges)/releases	(180)	(22)	21	27	(154)
Profit before tax	691	92	80	66	929

Revenue from external customers	2,244	354	228	(543)	2,283
Inter-segment revenue	(483)	(75)	(24)	582	-
Total operating income	1,761	279	204	39	2,283

31 December 2015
Customer loans	164,830	20,943	5,470	7,391	198,634
Total assets(1)	171,847	20,943	36,593	52,023	281,406
Customer deposits	137,332	18,102	3,013	3,808	162,255
Total liabilities	140,131	18,102	32,290	75,224	265,747

Average number of staff(2)	17,495	2,005	898	7	20,405
(1)	Includes customer loans, net of impairment loss allowances.
(2)	Full-time equivalents.

68  Santander UK plc

Primary financial statements	Notes to the financial statements

3. NET TRADING AND OTHER INCOME

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net trading and funding of other items by the trading book	80	100
Net income from operating lease assets	18	22
Net gains/(losses) on assets designated at fair value through profit or loss	219	(4)
Net gains/(losses) on liabilities designated at fair value through profit or loss	8	(27)
Net (losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(202)	22
Net share of profit from associates and joint ventures	6	6
Net profit on sale of available-for-sale assets	115	8
Net losses on sale of property, plant and equipment and intangible fixed assets	(1)	(3)
Hedge ineffectiveness and other	47	(1)
	290	123

‘Net trading and funding of other items by the trading book’ includes fair value losses of £34m (H115: £7m) on embedded derivatives bifurcated from certain equity index-linked deposits. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £35m (H115: £8m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (H115: £1m).

In H116, as part of a liability management exercise, certain debt instruments were purchased pursuant to a tender offer. This had no significant impact on the income statement.

In H115, as part of a capital management exercise, certain debt instruments were purchased pursuant to a tender offer. This had no significant impact on the income statement.

4. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Staff costs:
Wages and salaries	366	369
Performance-related payments	65	86
Social security costs	45	47
Pensions costs: - defined contribution plans	26	24
- defined benefit plans	13	17
Other personnel costs	30	29
	545	572
Other administration expenses:
Information technology expenses	240	195
Property, plant and equipment expenses	88	91
Other	194	206
	1,067	1,064
Depreciation, amortisation and impairment:
Depreciation and impairment of property, plant and equipment	100	107
Amortisation and impairment of intangible assets	38	29
	138	136
	1,205	1,200

5. IMPAIRMENT LOSSES AND PROVISIONS

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 11)	108	101
Recoveries of loans and advances (Note 11)	(45)	(44)
	63	57
Provisions for other liabilities and charges: (Note 21)	97	97
Total impairment losses and provisions charged to the income statement	160	154

There were no impairment losses on loans and advances to banks, loans and receivables securities and available-for-sale securities.

Half Yearly Financial Report 2016

Financial statements

6. TAXATION

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Current tax:
UK corporation tax on profit for the period	321	164
Adjustments in respect of prior periods	(10)	(11)
Total current tax	311	153
Deferred tax:
Origination and reversal of temporary differences	(3)	38
Change in rate of UK corporation tax	(1)	-
Adjustments in respect of prior periods	-	4
Total deferred tax (credit)/charge	(4)	42
Tax charge on profit for the period	307	195

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 28.5% (2015: 21.6%). The standard rate of UK corporation tax was 28% for banking entities and 20% for non-banking entities (2015: 20.25%). The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015 and an 8% surcharge is applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015, which was substantively enacted on 26 October 2015, introduces further reductions in the corporation tax rate from 20% to 19% by 2017 and to 18% by 2020.

The UK Government has announced that it will enact a further reduction in the main rate of tax of 1%, down to 17% at 1 April 2020 (instead of 18%) in the Finance Bill 2016, which is expected to be enacted later in the year. Since the proposed change was not substantively enacted as at the balance sheet date, the effect has not been reflected in these financial statements.

The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Profit before tax	1,079	929
Tax calculated at a tax rate of 20% (H115: 20.25%)	216	188
Bank surcharge on profits	77	-
Non-deductible preference dividends paid	5	1
Non-deductible UK Bank Levy	17	12
Other non-equalised items	3	4
Effect of non-UK profits and losses	-	(1)
Utilisation of capital losses for which credit was not previously recognised	-	(2)
Effect of change in tax rate on deferred tax provision	(1)	-
Adjustment to prior period provisions	(10)	(7)
Tax charge	307	195

7. DIVIDENDS

a) Ordinary share capital

Dividends of £102m (2015: £261m) were paid on the Company’s ordinary shares in issue during the period. An interim dividend of £317m was approved on 29 June 2016 on the Company’s ordinary shares in issue.

b) Other equity instruments

The annual dividend of £17m (2015: £21m) on the Step-Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2016; the annual dividend of £0.4m (2015: £0.4m) on the £300m Step-up Callable Perpetual Preferred Securities was paid on 22 March 2016; the annual dividend of £1m (2015: £2m) on the £300m fixed/floating rate non-cumulative callable preference shares was paid on 24 May 2016.

The remaining £300m Step-up Callable Perpetual Preferred Securities were repurchased on 22 March 2016 as described in Note 24.

The quarterly dividends of £8m and £7m (2015: £24m and £8m) on the £500m Perpetual Capital Securities were declared and paid on 24 March and 24 June 2016; the quarterly dividends of £6m and £6m (2015: £7m and £6m) on the £300m Perpetual Capital Securities were declared and paid on 24 March and 24 June 2016 and the quarterly dividends of £14m and £14m (2015: £nil) on the £750m Perpetual Capital Securities were declared and paid on 24 March and 24 June 2016.

70  Santander UK plc

Primary financial statements	Notes to the financial statements

8. TRADING ASSETS

	30 June 2016 £m	31 December 2015 £m
Loans and advances to banks - securities purchased under resale agreements	1,784	992
- other(1)	5,690	4,441
Loans and advances to customers - securities purchased under resale agreements	7,147	4,352
- other(1)	2,405	1,608
Debt securities	6,523	5,462
Equity securities	5,724	7,106
	29,273	23,961
(1)	Total ‘other’ comprises short-term loans of £1,088m (2015: £665m) and cash collateral of £7,007m (2015: £5,384m).

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £413m (2015: £126m) and £68m (2015: £91m) respectively.

9. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2016			31 December 2015
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts	158,346	4,915	7,254	161,904	4,265	4,936
Interest rate contracts	942,044	17,884	17,048	738,271	12,774	12,344
Equity and credit contracts	36,831	942	1,176	37,345	1,470	1,625
	1,137,221	23,741	25,478	937,520	18,509	18,905

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts	4,391	636	-	3,213	78	113
Interest rate contracts	65,747	1,781	2,211	68,905	1,234	1,288
	70,138	2,417	2,211	72,118	1,312	1,401
Derivatives designated as cash flow hedges:
Exchange rate contracts	24,138	3,493	20	22,727	989	1,146
Interest rate contracts	10,435	289	56	8,407	97	56
Equity derivative contracts	21	3	-	21	4	-
	34,594	3,785	76	31,155	1,090	1,202
	104,732	6,202	2,287	103,273	2,402	2,603
Total derivatives	1,241,953	29,943	27,765	1,040,793	20,911	21,508

Included in the above balances are amounts due from Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £1,781m (2015: £1,320m) and £762m (2015: 458m), respectively, and amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £2,183m (2015: £1,502m) and £574m (2015: £427m), respectively. The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 30 June 2016 amounted to £nil (2015: £nil) and £nil (2015: £nil) respectively, with collateral held exceeding the net position.

Derivative assets and liabilities are reported on a gross basis on the balance sheet unless there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Half Yearly Financial Report 2016

Financial statements

10. LOANS AND ADVANCES TO BANKS

	30 June 2016 £m	31 December 2015 £m
Placements with other banks - securities purchased under resale agreements	1,332	1,247
- other	3,134	2,293
Amounts due from Banco Santander	4	8
	4,470	3,548

11. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2016 £m	31 December 2015 £m
Loans and advances to customers	200,134	197,833
Amounts due from Santander UK Group Holdings plc	4	2
Amounts due from fellow Banco Santander SA group subsidiaries and joint ventures	1,528	1,367
Loans and advances to customers	201,666	199,202
Less: impairment loss allowances	(1,111)	(1,157)
Loans and advances to customers, net of impairment loss allowances	200,555	198,045

Movement in impairment loss allowances:

30 June 2016	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January	424	395	69	269	1,157
Charge/(release) to the income statement	(54)	35	3	124	108
Write offs and other items(1)	(16)	(15)	(8)	(115)	(154)
At 30 June	354	415	64	278	1,111

31 December 2015
At 1 January	579	558	54	248	1,439
Charge/(release) to the income statement	(123)	(6)	20	265	156
Write offs and other items(1)	(32)	(157)	(5)	(244)	(438)
At 31 December	424	395	69	269	1,157

Recoveries:
30 June 2016	2	2	1	40	45
30 June 2015	1	1	1	41	44
(1)	Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements in the 2015 Annual Report. Mortgage write-offs including this effect were £18m (H115: £20m).

72  Santander UK plc

Primary financial statements	Notes to the financial statements

12. SECURITISATIONS AND COVERED BONDS

a) Securitisations

The balances of loans and advances to customers subject to securitisation at 30 June 2016 and 31 December 2015 were:

	30 June 2016	31 December 2015
	Gross assets securitised £m	Gross assets securitised £m
Master Trust Structures:
- Holmes	6,256	7,045
- Fosse	7,997	8,902
- Langton	5,910	6,683
Other securitisation structures:
- Motor	829	1,069
- Auto ABS UK Loans	1,257	1,138
	22,249	24,837

i) Master Trust Structures

Holmes

In H116, there were issuances of £1.2bn (H115: £nil) from Holmes Master Issuer plc. Mortgage-backed notes totalling £2.9bn (H115: £2.1bn) equivalent were redeemed during the period.

Fosse

In H116, there were no issuances (H115: issuances of £1bn) from Fosse Master Issuer plc. Mortgage-backed notes totalling £0.8bn (H115: £3.6bn) equivalent were redeemed during the period.

Langton

In H116, there were no issuances (H115: £nil) from any of the Langton issuing companies. Mortgage-backed notes totalling £1.9bn (H115: £0.6bn) equivalent were redeemed during the period.

ii) Other securitisation structures

Motor

In H116, there were no issuances (H115: issuances of £1bn) from the Motor securitisation structures. Asset-backed notes totalling £0.3bn (H115: £nil) equivalent were redeemed during the period.

Auto ABS UK Loans

During H116, asset-backed notes totalling £0.5bn were issued to new senior tranche investors. During the same period, asset-backed notes totalling £0.4bn were redeemed as the new investment allowed some existing investors to reduce their holdings. In H115, the Santander UK group recognised £1.2bn notes issued through Auto ABS UK Loans plc as part of the acquisition of PSA Finance UK Limited.

b) Covered Bonds

At 30 June 2016, gross assets assigned amounted to £21,866m (2015: £23,613m) and notes in issue amounted to £20,219m (2015: £17,760m).

13. AVAILABLE-FOR-SALE SECURITIES

	30 June 2016 £m	31 December 2015 £m
Debt securities	9,783	8,883
Equity securities	53	129
	9,836	9,012

Half Yearly Financial Report 2016

Financial statements

14. INTERESTS IN OTHER ENTITIES

The Company has interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 21 to the Consolidated Financial Statements in the 2015 Annual Report. The unconsolidated structured entities include Abbey National Capital Trust I and Abbey National Capital LP I, which are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary.

15. INTANGIBLE ASSETS

During the period, the Santander UK group spent £80m (H115: £52m) on additions and disposed of £3m (H115: £nil) in respect of computer software.

16. PROPERTY, PLANT AND EQUIPMENT

During the period, the Santander UK group spent £7m (H115: £13m) on the refurbishment of its branches and office premises, £35m (H115: £44m) on additions to its office fixtures and equipment, £nil (H115: £nil) on computer software and £6m (H115: £10m) on the acquisition of operating lease assets. The Santander UK group disposed £13m (H115: £9m) of property, £60m (H115: £6m) of office fixtures and equipment, £nil (H115: £1m) of computer software and £22m (H115: £11m) of operating lease assets during the period.

At 30 June 2016, capital expenditure contracted, but not provided for was £18m (2015: £46m) in respect of property, plant and equipment. Assets under construction with a total value of £33m (2015: £98m) are included in the total carrying value of property, plant and equipment at the balance sheet date.

17. DEPOSITS BY BANKS

	30 June 2016 £m	31 December 2015 £m
Items in the course of transmission	297	326
Deposits by banks - securities sold under repurchase agreements	3,658	3,900
Amounts due to Banco Santander SA:
- securities sold under repurchase agreements	377	309
- other	987	1,014
Amounts due to fellow Banco Santander subsidiaries	151	135
Deposits held as collateral	750	438
Other deposits	1,524	2,156
	7,744	8,278

18. TRADING LIABILITIES

	30 June 2016 £m	31 December 2015 £m
Deposits by banks - securities sold under repurchase agreements	345	1,148
- other(1)	3,586	1,629
Deposits by customers - securities sold under repurchase agreements	6,689	6,510
- other(1)	1,247	641
Short positions in securities and unsettled trades	2,807	2,794
	14,674	12,722
(1)	Comprises cash collateral of £3,847m (2015: £1,559m) and short-term deposits of £986m (2015: £711m).

Included in the above balances are amounts due to Banco Santander SA of £nil (2015: £nil) and to fellow subsidiaries of Banco Santander SA of £243m (2015: £126m).

74  Santander UK plc

Primary financial statements	Notes to the financial statements

19. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	30 June 2016 £m	31 December 2015 £m
Debt securities in issue	1,950	2,006
Warrants programme	8	10
	1,958	2,016

Details of the Santander UK group’s debt and warrants programmes are set out in Note 29 to the Consolidated Financial Statements in the 2015 Annual Report. With effect on and from 1 June 2016 Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under the US$30bn Euro Medium Term Note Programme. This substitution was effected pursuant to a deed of substitution dated 26 April 2016. On and from 1 June 2016, notes issued under the US$30bn Euro Medium Term Note Programme are the sole liability of Santander UK plc and are not guaranteed by any other entity in the Santander UK group. Santander UK plc also became the issuer for the following standalone securities: the Euro 60m Guaranteed Step-Down Fixed/ Inverse Floating Rate Notes due 2019, and the £166,995,000 Zero Coupon Amortising Guaranteed Notes due 2038. These steps were taken as Santander UK began repositioning the structure of its funding vehicles in preparation for Banking Reform.

Included in the above balances are amounts due to Banco Santander SA of £39m (2015: £25m) and to fellow subsidiaries of Banco Santander SA of £nil (2015: £nil).

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the period attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £32m (H115: £20m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 30 June 2016 was £48m (2015: £16m).

At 30 June 2016, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £60m (2015: £162m) higher than the carrying value.

20. DEBT SECURITIES IN ISSUE

	30 June 2016 £m	31 December 2015 £m
Bonds and medium term notes	42,381	39,772
Securitisation programmes (See Note 12)	9,163	9,843
	51,544	49,615

Details of the Santander UK group’s debt, certificates of deposits and securitisation programmes are set out in Note 30 to the Consolidated Financial Statements in the 2015 Annual Report. With effect on and from 1 June 2016, Santander UK plc was substituted in place of Abbey National Treasury Services plc as principal obligor under the euro 35bn Global Covered Bond Programme, US SEC-registered debt shelf and the US$30bn Euro Medium Term Note Programme. This substitution was effected pursuant to a deed of substitution, novation and amendment dated 26 April 2016. On and from 1 June 2016, the Covered Bonds continue to be guaranteed, in respect of payments of interest and principal, by Abbey Covered Bonds LLP, but are not guaranteed by any other entity in the Santander UK group. On and from 1 June 2016, notes issued under the US$30bn Euro Medium Term Note Programme are the sole liability of Santander UK plc and are not guaranteed by any other entity in the Santander UK group. These steps were taken as Santander UK began repositioning the structure of its funding vehicles in preparation for Banking Reform.

Included in the above balances are amounts due to Banco Santander SA and other subsidiaries of Banco Santander SA outside the Santander UK group of £58m (2015: £67m) and £64m (2015: £60m) respectively.

Half Yearly Financial Report 2016

Financial statements

21. PROVISIONS

	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory-related £m	Vacant property £m	Other £m	Total £m
At 1 January 2016	465	146	26	93	68	72	870
Additional provisions	-	-	-	36	1	60	97
Used during the period	(61)	(34)	(10)	(47)	(7)	(60)	(219)
At 30 June 2016	404	112	16	82	62	72	748
To be settled:
- Within 12 months	193	112	13	44	29	67	458
- In more than 12 months	211	-	3	38	33	5	290
	404	112	16	82	62	72	748

At 1 January 2015	129	127	35	85	76	39	491
Additional provisions	450	43	7	177	6	79	762
Used during the year	(125)	(24)	(16)	(169)	(14)	(46)	(394)
Transfers	11	-	-	-	-	-	11
At 31 December 2015	465	146	26	93	68	72	870
To be settled:
- Within 12 months	227	146	26	93	22	67	581
- In more than 12 months	238	-	-	-	46	5	289
	465	146	26	93	68	72	870

Conduct remediation

The amounts in respect of conduct remediation comprise the estimated cost of making redress payments, including related costs, with respect to the past sales or administration of products. The provision for conduct remediation represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including related costs.

Payment Protection Insurance (PPI)

The table below sets out the key drivers of the provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions.

	Cumulative to 30 June 2016	Future expected	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	993	1,224	25 = £7m
Outbound contact (‘000)	349	9	25 = £16m
Response rate to outbound contact	34%	40%	1% = £0.2m
Average uphold rate per claim(2)	54%	66%	1% = £5m
Average redress per claim	£1,804	£429	£100 = £81m
(1)	Excludes invalid claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.

30 June 2016 compared to 31 December 2015

The remaining provision for PPI redress and related costs amounted to £404m. Monthly utilisation, excluding pro-active customer contact, during the period was in line with the 2015 average.

On 2 August 2016, the FCA issued Consultation Paper 16/20 (Rules and Guidance on payment protection insurance complaints: Feedback on CP 15/39 and further consultation). The paper recommends a two year time bar period starting in June 2017 which is later than proposed in CP 15/39 issued in November 2015. As a consequence, we have increased the number of estimated claim inflows. The impact on the provision of this increase was offset by updates to other assumptions, including lower than anticipated average redress and uphold rates, based on actual experience seen during H1 and therefore no additional provision has been made in H1 2016.

The CP also includes proposals in relation to how redress for Plevin-related claims should be calculated including consideration of how profit share arrangements should be reflected in commission levels. These changes may impact on the future amounts expected to be paid. The final rules are expected to be in place in December 2016 and the FCA has indicated that further guidance on how the proposals should be implemented will be provided in advance. It is therefore considered too early to quantify the impact on the provision in relation to the CP’s proposals on Plevin-related claims.

The total provision at 30 June 2016 represents the best estimate of the future cost of claims. There are a number of significant risks and uncertainties, including the volume of future claims and the amount of Plevin-related redress, which will be influenced by a number of factors including the finalisation of the FCA rules. The provision requirement will remain under review during the remainder of 2016.

76  Santander UK plc

Primary financial statements	Notes to the financial statements

22. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	30 June 2016 £m	31 December 2015 £m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	377	556
Funded defined benefit pension scheme - deficit	(338)	(73)
Unfunded defined benefit pension scheme	(36)	(37)
Total net assets	3	446

Remeasurement losses/(gains) recognised in other comprehensive income during the period were as follows:

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Remeasurement of defined benefit schemes	489	(17)

a) Defined contribution pension schemes

An expense of £26m (H115: £24m) was recognised for defined contribution plans in the period, and is included in staff costs classified within administration expenses in the Condensed Consolidated Income Statement. None of this amount was recognised in respect of key management personnel for H116 and H115.

b) Defined benefit pension schemes

The total amount charged/(credited) to the income statement, including any amounts classified as redundancy costs was as follows:

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Net interest income	(9)	(3)
Current service cost	17	20
Past service cost	-	1
Administration costs	3	2
	11	20

The amounts recognised in other comprehensive income for the period were as follows:

	Half year to 30 June 2016 £m	Half year to 30 June 2015 £m
Return on plan assets (excluding amounts included in net interest expense)	(1,055)	10
Actuarial gains arising from experience adjustments	(28)	(21)
Actuarial losses/(gains) arising from changes in financial assumptions	1,572	(3)
Cumulative actuarial reserve acquired with subsidiary	-	(3)
Remeasurement of defined benefit pension schemes	489	(17)

The net asset recognised in the balance sheet was determined as follows:

	30 June 2016 £m	31 December 2015 £m
Present value of defined benefit obligation	(10,604)	(9,004)
Fair value of plan assets	10,607	9,450
Net defined benefit asset	3	446

Movements in the present value of defined benefit obligations during the period were as follows:

	30 June 2016 £m	31 December 2015 £m
Balance at 1 January	(9,004)	(9,314)
Assumed through business combinations	-	(34)
Income statement charge	(186)	(384)
Remeasurement (losses)/gains	(1,544)	480
Benefits paid	130	248
Balance at 30 June/31 December	(10,604)	(9,004)

Half Yearly Financial Report 2016

Financial statements

Movements in the fair value of scheme assets during the period were as follows:

	30 June 2016 £m	31 December 2015 £m
Balance at 1 January	9,450	9,430
Acquired through business combinations	-	47
Income statement charge	232	385
Return on plan assets (excluding amounts included in net interest expense)	1,055	(164)
Benefits paid	(130)	(248)
Balance at 30 June/31 December	10,607	9,450

Actuarial assumptions

The principal actuarial assumptions used for the defined benefit schemes were as follows:

	30 June 2016%	31 December 2015%
To determine benefit obligations:
- Discount rate for scheme liabilities	2.8	3.7
- General price inflation	2.7	3.0
- General salary increase	1.0	1.0
- Expected rate of pension increase	2.7	2.8

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
- Males	27.7	27.7
- Females	30.2	30.2
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
- Males	29.9	29.9
- Females	32.2	32.2

Details of the pension actuarial assumptions are set out in Note 34 to the Consolidated Financial Statements in the 2015 Annual Report.

Actuarial assumption sensitivities

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		Increase/(decrease)
		30 June 2016 £m	31 December 2015 £m
Discount rate	Change in pension obligation at period-end from a 25 bps increase	(581)	(434)
	Change in pension cost for the period from a 25 bps increase	(16)	(16)

General price inflation	Change in pension obligation at period-end from a 25 bps increase	386	278
	Change in pension cost for the period from a 25 bps increase	10	10

General salary increase	Change in pension obligation at period-end from a 25 bps increase	n/a	n/a

Mortality	Change in pension obligation at period-end from each additional year of longevity assumed	302	218

23. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2016 £m	31 December 2015 £m
Guarantees given to third parties	1,579	1,568
Formal standby facilities, credit lines and other commitments	41,283	35,753
	42,862	37,321

There have been no significant changes to the contingent liabilities as set out in Note 35 to the Consolidated Financial Statements in the 2015 Annual Report, except as follows.

On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Additional deferred cash consideration is also payable following the third anniversary of closing.

Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. In valuing the preferred stock, Santander UK makes adjustments for illiquidity and the potential for changes in conversion. Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism.

78  Santander UK plc

Primary financial statements	Notes to the financial statements

24. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	30 June 2016 £m	31 December 2015 £m
Ordinary share capital	3,105	3,105
£300m fixed/floating rate non-cumulative callable preference shares	14	14
£300m Step-up Callable Perpetual Reserve Capital Instruments	235	235
£300m Step-up Callable Perpetual Preferred Securities	-	7
Additional Tier 1 securities:
- £750m Perpetual Capital Securities	750	750
- £300m Perpetual Capital Securities	300	300
- £500m Perpetual Capital Securities	500	500
	4,904	4,911

£300m Step-up Callable Perpetual Preferred Securities

As part of a capital management exercise, the outstanding balance of the Perpetual Preferred Securities were purchased on 22 March 2016.

25. NON-CONTROLLING INTERESTS

	30 June 2016 £m	31 December 2015 £m
PSA Finance UK Limited	146	135

26. CASH FLOW STATEMENT

Analysis of cash and cash equivalents in the balance sheet

	30 June 2016 £m	31 December 2015 £m
Cash and balances at central banks	14,862	16,842
Less: regulatory minimum cash balances	(344)	(340)
	14,518	16,502
Net trading other cash equivalents	5,440	2,068
Net non-trading other cash equivalents	2,396	1,781
Cash and cash equivalents	22,354	20,351

27. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds

As described in Note 17 to the Consolidated Financial Statements in the 2015 Annual Report, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 30 June 2016, £525m (2015: £947m) of loans were so assigned by the Santander UK group.

Santander UK plc also has a covered bond programme, whereby securities are issued to investors and are secured by a pool of residential mortgages. At 30 June 2016, the pool of residential mortgages for the covered bond programme was £21,866m (2015: £23,613m).

At 30 June 2016, total notes issued externally from secured programmes (securitisations and covered bonds) increased to £27,432m (2015: £25,885m), including gross issuance of £1,147m (2015: £3,068m) and redemptions of £2,227m (2015: £9,840m). At 30 June 2016, a total of £8,138m (2015: £11,110m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £4,619m at 30 June 2016 (2015: £5,393m), or for creating collateral which could in the future be used for liquidity purposes.

Half Yearly Financial Report 2016

Financial statements

28. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as described in Note 43(a) in the Consolidated Financial Statements of the 2015 Annual Report.

b) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2016 and 31 December 2015, including their levels in the fair value hierarchy – level 1, level 2 and level 3.

Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 43(c) in the Consolidated Financial Statements of the 2015 Annual Report.

		30 June 2016				31 December 2015
		Fair value				Fair value
		Level 2	Level 3	Total	Carrying value	Level 2	Level 3	Total	Carrying value
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		3,895	428	4,323	4,470	3,006	431	3,437	3,548

Loans and advances to customers	Advances secured on residential property	-	157,062	157,062	153,528	-	156,105	156,105	152,837
	Corporate loans	6,507	26,259	32,766	32,839	6,426	24,821	31,247	31,515
	Other advances	-	14,175	14,175	14,188	-	13,685	13,685	13,693
		6,507	197,496	204,003	200,555	6,426	194,611	201,037	198,045

Loans and receivables securities		215	-	215	204	63	-	63	52

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	4,061	-	4,061	4,035	4,265	-	4,265	4,209
	Other deposits	3,145	572	3,717	3,709	3,577	501	4,078	4,069
		7,206	572	7,778	7,744	7,842	501	8,343	8,278

Deposits by customers	Current and demand accounts	-	90,510	90,510	90,510	-	76,193	76,193	76,193
	Savings accounts	-	53,261	53,261	53,018	-	59,580	59,580	59,420
	Time deposits	-	25,856	25,856	25,800	-	28,085	28,085	27,959
	Securities sold under agreements to repurchase	596	-	596	502	546	-	546	502
		596	169,627	170,223	169,830	546	163,858	164,404	164,074

Debt securities in issue	Bonds and medium term notes	44,130	-	44,130	42,381	41,425	-	41,425	39,772
	Securitisation programmes	8,268	1,205	9,473	9,163	8,942	997	9,939	9,843
		52,398	1,205	53,603	51,544	50,367	997	51,364	49,615

Subordinated liabilities		4,406	-	4,406	4,214	4,022	-	4,022	3,885

c) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2016 and 31 December 2015, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur. During H116, the following financial instruments were transferred between Levels 1 and 2 in the fair value hierarchy.

-	Available-for-sale debt securities – Debt securities with fair values of £25m were transferred from Level 1 to Level 2 principally due to a lack of market transactions in these instruments.

During H116, there were no transfers of financial instruments between Levels 2 and 3 in the fair value hierarchy. Transfers relating to the FY15 are disclosed in Note 43(d) in the Consolidated Financial Statements of the 2015 Annual Report.

80  Santander UK plc

Primary financial statements	Notes to the financial statements

		Fair value
Balance sheet category		30 June 2016				31 December 2015
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	-	7,474	-	7,474	-	5,433	-	5,433	A
	Loans and advances to customers	1,010	8,542	-	9,552	580	5,380	-	5,960	A
	Debt securities	6,523	-	-	6,523	5,462	-	-	5,462	-
	Equity securities	5,724	-	-	5,724	7,106	-	-	7,106	-

Derivative assets	Exchange rate contracts	-	9,014	30	9,044	-	5,277	55	5,332	A
	Interest rate contracts	-	19,937	17	19,954	-	14,087	18	14,105	A & C
	Equity and credit contracts	88	737	120	945	88	1,271	115	1,474	B & D

Financial assets designated at fair value	Loans and advances to customers	-	1,930	71	2,001	-	1,832	59	1,891	A
	Debt securities	-	316	217	533	-	299	208	507	A & B

Available-for-sale securities	Equity securities	16	12	25	53	17	12	100	129	B
	Debt securities	9,783	-	-	9,783	8,856	27	-	8,883	C
Total assets at fair value		23,144	47,962	480	71,586	22,109	33,618	555	56,282

Liabilities
Trading liabilities	Deposits by banks	-	3,931	-	3,931	-	2,777	-	2,777	A
	Deposits by customers	-	7,936	-	7,936	-	7,151	-	7,151	A
	Short positions	2,807	-	-	2,807	2,794	-	-	2,794	-

Derivative liabilities	Exchange rate contracts	-	7,247	27	7,274	-	6,140	55	6,195	A
	Interest rate contracts	-	19,305	10	19,315	1	13,677	10	13,688	A & C
	Equity and credit contracts	-	1,131	45	1,176	2	1,583	40	1,625	B & D

Financial liabilities designated at fair value	Debt securities in issue	-	1,951	7	1,958	-	2,011	5	2,016	A
Total liabilities at fair value		2,807	41,501	89	44,397	2,797	33,339	110	36,246

d) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 43(e) in the Consolidated Financial Statements of the 2015 Annual Report. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during H116.

e) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Corporate Banking. The magnitude and types of fair value adjustment adopted by Global Corporate Banking are listed in the following table:

	30 June 2016 £m	31 December 2015 £m
Risk-related:
- Bid-offer and trade specific adjustments	46	46
- Uncertainty	50	42
- Credit risk adjustment	5	23
	101	111
Model-related	4	6
Day One profits	3	1
	108	118

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section in Note 43(f) to the Consolidated Financial Statements in the 2015 Annual Report.

Half Yearly Financial Report 2016

Financial statements

f) Internal models based on information other than market data (Level 3)

Valuation techniques

There have been no significant changes to the valuation techniques as set out in Note 43(i) to the Consolidated Financial Statements in the 2015 Annual Report.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
	Derivatives	Fair value through P&L	Available-for-sale	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	188	267	100	555	(105)	(5)	(110)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(2)	36	-	34	8	(1)	7
- Foreign exchange and other movements	1	-	-	1	-	(1)	(1)
Gains recognised in other comprehensive income	-	-	19	19	-	-	-
Additions	-	-	25	25	-	-	-
Sales	-	-	(119)	(119)	-	-	-
Settlements	(20)	(15)	-	(35)	15	-	15
At 30 June 2016	167	288	25	480	(82)	(7)	(89)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	(1)	36	-	35	8	(2)	6

At 1 January 2015	152	281	-	433	(51)	(13)	(64)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(10)	19	-	9	(3)	(4)	(7)
Gains recognised in other comprehensive income	-	-	100	100	-	-	-
Transfers in	63	-	-	63	(61)	-	(61)
Settlements	(17)	(33)	-	(50)	10	12	22
At 31 December 2015	188	267	100	555	(105)	(5)	(110)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	(10)	19	-	9	(3)	(4)	(7)

Total gains or losses are included in ‘Net trading and other income’ (see Note 3).

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

The fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any hedged positions.

30 June 2016		Significant unobservable input				Sensitivity
Balance sheet note line item and product	Fair value £m	Assumption description	Assumption value			Favourable changes £m	Unfavourable changes £m
			Range(1)	Weighted average	Shift
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	9	Mean reversion	0%-4%	1%	1%	1	(1)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	93	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.75% 729(2)	1% 10%	13 10	(13) (10)
6. Derivative assets – Credit contracts: – Credit default swaps	4	Probability of default	0%-2%	0.38%	20%	1	(1)
7. Derivative assets – Equity contracts: – Options and forwards	23	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.51% 699(2)	1% 10%	1 3	(1) (2)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	71	HPI Forward growth rate	0%-5%	2.83%	1%	3	(3)
9. FVTPL – Debt securities: – Reversionary property securities	217	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.75% 729(2)	1% 10%	15 20	(15) (20)
11. AFS – Equity securities: – Unlisted equity shares	25	Contingent litigation risk	0%-100%	56%	20%	6(3)	(6)(3)
13. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(3)	Mean reversion	0%-4%	1%	1%	1	(1)
15. Derivative liabilities – Equity contracts: – Options and forwards	(45)	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.51% 699(2)	1% 10%	5 10	(5) (10)

82  Santander UK plc

Primary financial statements	Notes to the financial statements

31 December 2015	Fair value £m	Significant unobservable input				Sensitivity
Balance sheet note line item and product		Assumption description	Assumption value			Favourable changes £m	Unfavourable changes £m
			Range(1)	Weighted average	Shift
3. Derivative assets – Interest rate contracts: – Bermudan swaptions	10	Mean reversion	0%-4%	2%	1%	1	(1)
5. Derivative assets – Equity and credit contracts: – Reversionary property derivatives	81	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	11 8	(11) (8)
6. Derivative assets – Credit contracts: – Credit default swaps	4	Probability of default	0%-2%	0.38%	20%	1	(1)
7. Derivative assets – Equity contracts: – Options and forwards	30	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	1 2	(1) (1)
8. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	59	HPI Forward growth rate	0%-5%	2.79%	1%	2	(2)
9. FVTPL – Debt securities: – Reversionary property securities	208	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.65% 688(2)	1% 10%	14 19	(14) (19)
11. AFS – Equity securities: – Unlisted equity shares	100	Contingent litigation risk	0%-36%	18%	20%	5(3)	(5)(3)
13. Derivative liabilities – Interest rate contracts: – Bermudan swaptions	(4)	Mean reversion	0%-4%	2%	1%	1	(1)
15. Derivative liabilities – Equity contracts: – Options and forwards	(40)	HPI Forward growth rate HPI Spot rate	0%-5% n/a	2.09% 659(2)	1% 10%	5 13	(5) (13)
(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 30 June 2016 and 31 December 2015.
(3)	Gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in other comprehensive income; for all other assets and liabilities shown in the tables above, gains and losses arising from changes in their fair value are recognised in the income statement.

No sensitivities are presented for Derivative assets – securitisation cross currency swaps (instrument 2), Derivative assets – securitisation swaps (instrument 4) and the FVTPL - debt securities in issue (instrument 16), and related exchange rate and interest rate derivatives (instruments 1, 12 and 14) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

29. RELATED PARTY DISCLOSURES

The financial position and performance of the Santander UK group have not been materially affected in H116 by any related party transactions, or changes to related party transactions, except as disclosed in the other Notes to these Condensed Consolidated Interim Financial Statements or otherwise described below.

Further information on balances due from/(to) other Banco Santander SA group companies is set out in the section ‘Balances with other Banco Santander SA group companies’ in the ‘Country risk exposure’ section in the Risk review. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 22. Further information on related party transactions during the period and balances outstanding at the period-end is described in the other Notes.

These transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

30. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 30 June 2016 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

Half Yearly Financial Report 2016

Shareholder information

Risk factors

An investment in Santander UK plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks, the material ones of which are set out in the 2015 Annual Report on pages 300 to 320. The principal risks described in these risk factors, a summary of which can be found in the ‘Forward-looking statements’ section, remain unchanged except for the risk factors entitled “Exposure to UK political developments could have a material adverse effect on us”, “An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations” and “Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints”, which have been replaced as follows:

Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us

On 23 June 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate changes to our current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect our results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on our results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible for us (and other UK banks) to continue to provide financial services on a cross-border basis within other EU member states. The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. The negotiation of the UK’s exit terms is likely to take a number of years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which we are subject and could have a negative adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations

Credit ratings can in some instances affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us, and their credit ratings of our institution and our debt in issue are based on a number of factors, including our financial strength and that of the UK economy and conditions affecting the financial services industry generally.

Any downgrade in the external credit ratings assigned to us or any of our debt securities could have an adverse impact on us. In particular, such downgrade in our credit ratings could increase our borrowing costs and could require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a credit rating downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term transactions and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest.

In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or otherwise our counterparties may be able to terminate such contracts. Any of these results of a credit rating downgrade could, in turn, reduce our liquidity and have an adverse effect on us, including our operating results, financial condition and prospects. For example, we estimate that as at 31 December 2015, if Fitch, Moody’s and Standard & Poor’s were concurrently to downgrade the long-term credit ratings of the Company by one notch, and thereby trigger a short-term credit rating downgrade, this could result in an outflow of £5.6bn of cash and collateral. A hypothetical two notch downgrade would result in a further outflow of £0.4bn of cash and collateral. These outflow requirements are however captured under the LCR regime.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from a loss of unsecured funding (such as from money market funds) or loss of secured funding capacity.

Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if certain counterparties terminated derivative contracts with us and we were unable to replace such contracts, our market risk profile could be altered.

Following the results of the UK referendum on EU membership, S&P Global Ratings and Moody’s Investors Service affirmed the long-term credit ratings and changed the ratings outlooks of most major UK banks because of the medium term impact of political and market uncertainty. The Company’s long-term debt is currently rated investment grade by the major rating agencies: A1 with stable outlook by Moody’s Investors Service, A with negative outlook by S&P Global Ratings and A with positive outlook by Fitch Ratings. If a downgrade of any Santander UK member’s long-term credit ratings were to occur, it could also impact the short-term credit ratings of other Santander UK member(s). Should there be any removal of systemic support by the UK Government, all things being equal, the impact on our long-term credit-rating could potentially increase the cost of some of our wholesale borrowing and our ability to secure both long-term and short-term funding may be reduced.

Following the results of the UK referendum on EU membership, the UK’s sovereign credit rating was downgraded by Fitch Ratings and S&P Global Ratings, and its outlook changed to negative by Moody’s Investors Service. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could have a material adverse effect on our operating results, financial condition, prospects and the marketability and trading value of our securities. This might also impact on our own credit rating, borrowing costs and our ability to secure funding. Changes to the UK sovereign credit rating, or the perception that further changes may occur, could also have a material effect in depressing consumer confidence, restricting the availability, and increasing the cost, of funding for individuals and companies, further depressing economic activity, increasing unemployment and/or reducing asset prices.

There can be no assurance that the credit rating agencies will maintain our current credit ratings or outlooks. Our failure to maintain favourable credit ratings and outlooks could increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

84  Santander UK plc

Risk	Glossary	Forward-looking	Selected
Factors		statements	financial data

Potential intervention by the FCA, the PRA, the CMA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive intervention, investigation and enforcement, and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms face increased supervisory intrusion and scrutiny (resulting in increasing costs including supervision fees), and in the event of a breach of relevant law or regulation, we are likely to face more stringent penalties.

The developing legal and regulatory regime in which we operate requires us to be compliant across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant law or regulation, there is a risk of an adverse impact on our business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines or other action imposed by or agreed with the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss for example as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product or in connection with a competition law infringement.

In particular, the FCA has operational objectives to protect consumers and to promote competition, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions and monitoring compliance with competition law. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified. Since April 2015 the FCA (and the Payment Systems Regulator) obtained concurrent competition law enforcement powers. This is in addition to the CMA and European Commission which continue to have jurisdiction to enforce competition law infringement in the UK. As a result, the UK financial services sector now operates in an environment of heightened competition law scrutiny.

Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including us, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including mis-selling. In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the mis-selling of PPI where, following an unsuccessful legal challenge by the British Bankers’ Association (BBA) in 2011 of new FSA rules which altered the basis on which regulated firms must consider and deal with complaints in relation to the sale of PPI, Santander UK, along with other institutions, revised its provision for PPI complaint liabilities in 2011 to reflect the change in rules and the consequential increase in claims levels. No additional provisions were made for PPI in 2012 or 2013. In 2014, a total charge of £140m, including related costs, was made for conduct remediation. Of this, £95m related to PPI. In November 2015, the FCA issued a consultation paper (CP15/39) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. Regarding the two year deadline for PPI claims, the FCA outlined details of a £42.2m media campaign, funded by the 18 firms (including us) that have reported the most PPI complaints. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. When assessing the adequacy of our provision, we have applied our interpretation of the proposed rules and guidance in CP15/39 to our current assumptions. This application resulted in an additional £450m provision charge in December 2015, which represented our best estimate of the remaining redress and costs at that time, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost. This new legislation is further detailed in the Risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’. The FCA’s consultation period in respect of CP15/39 closed in February 2016. In August 2016, the FCA issued feedback on CP15/39 and commenced a further consultation on amendments to the proposed rules and guidance set out in CP15/39, addressing (amongst other things) the inclusion of profit share in the FCA’s proposed approach to the assessment of fairness and redress and the extension of the deadline for making PPI-related complaints to the end of June 2019. This further consultation will close on 11 October 2016. We are considering the impact of these proposed amendments on our PPI complaint liabilities, although it is not possible to determine at this time the nature or extent of that impact.

Given the above, the ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the impact of the Supreme Court’s decision in Plevin, the nature and content of the FCA’s final rules and/or guidance arising from CP15/39, changes to FOS’ approach to handling customer complaints (if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provision made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects. For further information about the provisions for PPI complaint liabilities and other conduct remediation, see Note 21 to the Condensed Consolidated Interim Financial Statements and Note 33 to the Consolidated Financial Statements in the 2015 Annual Report. The above may be relevant to any future industry-wide mis-selling or other infringement that could affect our businesses. Any such issues may lead from time to time to: (i) significant costs or liabilities; and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK group entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on our operating results, financial condition and prospects.

Given the (i) requirement for compliance with an increasing volume of relevant law and regulation; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) the inherent unpredictability of litigation; and (iv) the evolution of the jurisdiction of FOS and related impacts, it is possible that related costs or liabilities could have a material adverse effect on our operating results, financial condition and prospects.

Glossary

A glossary of financial services industry terms can be found in the ‘Shareholder information’ section of the 2015 Annual Report.

Half Yearly Financial Report 2016

Shareholder information

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

-	Projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios
-	Statements of plans, objectives or goals of Santander UK or its management, including those related to products or services
-	Statements of future economic performance, and
-	Statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations, are considered in detail in the Risk review and the Risk factors section in the Shareholder information section in this report, and they include:

-	the ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel
-	the disruptions and volatility in the global financial markets
-	the effects of UK economic conditions
-	Santander UK’s exposure to UK political developments, including the outcome of the UK referendum on membership of the EU
-	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations
-	the extent to which liquidity requirements and any changes to these requirements may limit and adversely affect Santander UK’s operations
-	Santander UK’s exposure to UK Government debt
-	the effects of the ongoing economic and sovereign debt tensions in the eurozone
-	Santander UK’s exposure to risks faced by other financial institutions
-	Santander UK’s ability to access liquidity and funding on acceptable financial terms
-	the effects of an adverse movement in external credit rating assigned to Santander UK, any Santander UK member or any of their respective debt securities
-	the effects of fluctuations in interest rates and other market risks
-	the extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions
-	the risk of failing to successfully implement and continue to improve Santander UK’s credit risk management systems
-	the risks associated with Santander UK’s derivative transactions
-	the extent to which Santander UK may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security
-	the risk of failing to effectively improve or upgrade Santander UK’s information technology infrastructure and management information systems in a timely manner
-	Santander UK’s exposure to unidentified or unanticipated risks despite its risk management policies, procedures and methods
-	the effects of competition with other financial institutions
-	the various risks facing Santander UK as it expands its range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs)
-	Santander UK’s ability to control the level of non-performing or poor credit quality loans and whether Santander UK’s loan loss reserves are sufficient to cover loan losses
-	the extent to which Santander UK’s loan portfolio is subject to prepayment risk
-	the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio
-	the ability of Santander UK to realise the anticipated benefits of its organic growth or business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses
-	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates
-	Santander UK’s exposure to any potential uncertainly and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework
-	the effects of any new reforms to the UK mortgage lending and the personal loans market
-	Santander UK’s exposure to any risk of loss from legal and regulatory proceedings
-	the power of the FCA, the PRA, the CMA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues
-	the effects which the Banking Act 2009 may have on Santander UK’s business and the value of securities issued
-	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business and the value of securities issued
-	the extent to which members of Santander UK may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
-	the risk of third parties using Santander UK as a conduit for illegal or improper activities without Santander UK’s knowledge
-	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates
-	the effects of any changes in the pension liabilities and obligations of Santander UK
-	the effects of any changes to the reputation of Santander UK, any Santander UK member or any affiliate operating under the Santander UK brands
-	the basis of the preparation of the Company’s and Santander UK’s financial statements and information available about Santander UK, including the extent to which assumptions and estimates made during such preparation are accurate
-	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud
-	the extent to which changes in accounting standards could impact Santander UK’s reported earnings
-	the extent to which Santander UK relies on third parties for important infrastructure support, products and services
-	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates
-	the extent to which different disclosure and accounting principles between the UK and the US may provide you with different or less information about us than you expected
-	the risk associated with enforcement of judgments in the US and
-	Santander UK’s success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

86  Santander UK plc

Risk Factors	Glossary	Forward-looking	Selected
		statements	financial data

Selected financial data

	30 June 2016%	31 December 2015%
Capital ratios:
Common Equity Tier 1 (CET 1) capital ratio	11.2	11.6
Total capital ratio	17.9	18.2
Equity to assets ratio(1)	4.73	4.68

Ratio of earnings to fixed charges:(2)
- Excluding interest on retail deposits	305	218
- Including interest on retail deposits	171	143

Profitability ratios:
Return on assets(3)	0.53	0.34
Return on ordinary shareholders’ equity(4)	10.7	7.0
Dividend payout ratio(5)	n/a	51
(1)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(2)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(3)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(4)	Profit after tax divided by average ordinary shareholders’ equity.
(5)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 18 August 2016	By / s / Andrew Honey
(Authorised Signatory)

EXHIBIT INDEX

Exhibits

7.1	Computation of Ratio of Earnings to Fixed Charges for the six months ended 30 June 2016.